IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

GOTHAM PARTNERS, L.P., )
 )
 Plaintiff, )
  )
 v. ) Civil Action No. 15754
 )
HALLWOOD REALTY PARTNERS, L.P., )
HALLWOOD REALTY CORPORATION, ) CONFIDENTIAL: FILED UNDER and THE HALLWOOD GROUP ) SEAL PURSUANT TO
INCORPORATED, ANTHONY J. ) PROTECTIVE ORDER DATED
GUMBINER, BRIAN M. TROUP, ) OCTOBER 22, 1999
WILLIAM L. GUZZETTI, WILLIAM F. )
FORSYTH, EDWARD T. STORY and )
UDO H. WALTHER )
 )
Defendants. )

POST-TRIAL MEMORANDUM OF PLAINTIFF GOTHAM PARTNERS, L.P.
MORRIS, JAMES, HITCHENS
   & WILLIAMS LLP
Edward M. McNally (#614)
222 Delaware Avenue
P.O. Box 2306
Wilmington, Delaware  19899
(302) 888-6800
Attorneys for the Plaintiff
OF COUNSEL:
WHITE & CASE LLP
Philip H. Schaeffer
Dwight A. Healy
Karen M. Asner
David G. Hille
1155 Avenue of the Americas
New York, New York  10036
(212) 819-8200
Dated:  March 21, 2001

PRELIMINARY STATEMENT
In late 1994 through mid-1995, Defendants caused the Partnership to undertake a series of unprecedented transactions by which unassailable control of the Partnership was given to HGI. The Challenged Transactions did not provide the Partnership with new capital or any documented cost savings. To the contrary, the Partnership incurred significant out-of-pocket costs. The professed justification for these extraordinary transactions was that they were necessary to "finance" a "routine" Reverse Split and Odd-Lot Tender Offer that had at most minimal benefits for the Partnership, and, as to the options, that they were part of an ordinary incentive plan.
Leaving aside for the moment the revealing contemporaneous record in this case, a comparison of the relative benefits demonstrates the real purpose of the Challenged Transactions. The transactions conferred on the HGI Defendants:
? an additional 25% of the Partnership (including
options, over 400,000 Units) at an 80% discount from
NAV;
? absolute control without paying any control premium;
? freedom from any possible risk or threat of the
General Partner being removed by the limited partners;
and
? perpetual stream of millions of dollars per year in
profits from a variety of asset and management fees
paid by the Partnership.
Painted in the most favorable light to the Defendants, the
benefits to the Partnership were as follows: (i) a non-existent threat of AMEX delisting was eliminated; (ii) a possible reduction in admin-istrative expenses which was so immaterial that it was not contemporaneously estimated nor subsequently calculated; (iii) an increased trading price for the Units; and (iv) the ability of some limited partners to sell odd-lots without incurring a broker fee.
Surely these minimal "benefits" did not warrant parting with 25% (and up to 55% to 60%) of the Partnership's Units at a non-negotiated price that was 20% of NAV.
The Challenged Transactions cost the Partnership the one-time opportunity to retire a huge block of Units while they were substantially undervalued, thereby raising the proportionate ownership level of all Unitholders. (A206:2-A207:5; see also A1275). Significantly, the Transactions also deprived the limited partners of their most important right under the Partnership Agreement, the right to remove the General Partner. The HGI Defendants caused the Partnership to pay every penny of the $465,000 in out-of-pocket costs. (A424:10-A426:1).
The process by which the Challenged Transactions were approved by the Non-HGI Directors was tainted. In recommending the Challenged Transactions, the HGI Directors misled the Non-HGI Directors by (i) representing that the Partnership did not have financial resources to retire the Units; (ii) reporting that there were no third parties willing to purchase the Units or refinance the Units' retirement, although no inquiry had been made; and (iii) failing to disclose management's pre-existing NAV analyses demonstrating that the sale price of the Units to HGI was 20% of their NAV. Remarkably, the HGI Directors also failed to disclose that Mr. Kailer, the Partnership's counsel, was also counsel for HGI and was the only counsel representing HGI in connection with the Challenged Transactions. No one so much as suggested that the Non-HGI Directors consider obtaining independent legal counsel or financial advice.
In undertaking the Challenged Transactions, the General Partner violated core provisions of the Partnership Agreement, and the HGI Defendants violated their fiduciary and related duties. The Unit transfers to HGI were structured and performed as "sales" not "issuances." The governing provisions of the Partnership Agreement are 7.05 and 7.10(a) which impose the entire-fairness standard on Defendants in self-dealing transactions. Moreover, even if 9.01 applied, as contended by Defendants, 7.10(a)'s requirement of Audit Committee reviewed and approval would still govern.
This Court previously recognized there was no Audit Committee approval as required by 7.10(a). (Mem. Op. at 20). Defendants also violated 7.05, which requires that transactions between the Partnership and the General Partner or its affiliates be on terms "substantially equivalent" to those obtainable from a "comparable unaffiliated third party." Defendants made no effort to ascertain what any third party would have paid for the Units at the time of the transactions. The record (including Defendants' pre-litigation conduct) compels the conclusion that a third party would have paid far more for the Units than did HGI, let alone a "comparable" third party (i.e., standing in HGI's position).
The lack of any real consideration of the best interests of the Partnership is confirmed by the timing and circumstances surrounding the commencement of the Challenged Transactions. Although there was no urgency, each of the Challenged Transactions was approved at a hastily called telephonic special meeting. In fact, Defendants knew that there was a limited window in which to accomplish their purpose because the Partnership's operations and its cash position were continuing to improve materially.
Such plainly self-interested, entrenching behavior by a Delaware fiduciary cannot be without remedy.

STATEMENT OF FACTS
I. Introduction
A. Limited Partner Protections Against Self-Interested
Transactions
The Partnership was created to succeed to interests in certain limited partnerships sponsored by Equitec Financial Group Inc. ("Equitec") (the "Rollup"). The Partnership Agreement was drafted by the General Partner and its counsel. (A44:12-A45:23). The limited partners were not represented during the negotiations. (A122:8-A123:10; A1456-A1459).
The Partnership Agreement does, however, contain protective
provisions against self-interested transactions. Section 7.05 provides a substantive benchmark for transactions between the Partnership and the General Partner and its affiliates. Such transactions are permissible only if conducted on terms "substantially equivalent to terms obtainable from a comparable unaffiliated third party.  (A773).
Section 7.10(a) provides procedural protection, requiring that self-interested transactions be "reviewed and approved" by an Audit
Committee composed of directors of the General Partner who were otherwise unaffiliated with the General Partner or its affiliates. Together, those provisions impose on the General Partner what amounts to the entire-fairness standard that attends self-dealing transactions by fiduciaries. (Mem. Op. 28-29).
After the Rollup, the Units were listed on the American Stock
Exchange ("AMEX"), which, as Chairman Anthony Gumbiner acknowledged at trial, was one of the principal conditions for the investment by the limited partners. (A1456; A1:12-17). The AMEX listing assured application of an additional body of substantive and procedural rules to protect the limited partners (including protections against transfers of large percentages of outstanding units and options to insiders). (See infra p. 13-14).
B. The HGI Defendants And Their Advisers
HGI owns 100% of the stock of the General Partner and HMC (now
Hallwood Commercial Real Estate). (A47:13-19; A1390). Between 1991 and January 1995, the General Partner and HMC generated $17.5 million in fee income, providing net profit of approximately $12 million for HGI. (A918; see also A1386 & A997).
Anthony Gumbiner heads HGI as chairman of the board, CEO and self-described "ultimate decision maker" of both the General Partner and
HGI.  (A5:17-A6:7; A16:8-16).  In 1994 and 1995, Mr. Gumbiner owned approximately 30% of HGI's shares. (A12:14-17). He and his family now own approximately 52% of HGI. (A11:22-A12:3; see also A12:21-24; A13:9-A14:4). Brian Troup was president of HGI, a member of the boards of directors of both HGI and the General Partner, and owner of approximately 20% of HGI's stock. (A6:20-23; A12:16-19; A48:24-A49:17).
William Guzzetti is a director, president and COO of the General Partner. He is executive vice president of HGI and the senior HGI officer at HGI's Dallas office, the only office HGI maintains outside of Mr. Gumbiner's home in Monaco. (A7:15-A10:14; A42:11-16; A10:24-A11:10-
15). Mr. Guzzetti is paid over $400,000 annually by the General Partner and Hallwood Energy (another HGI affiliate). (A50:5-24). In Mr. Guzzetti's words, Mr. Gumbiner is his "boss" and controls his employment. (A58:20-22).
Mr. Kailer is a shareholder of Jenkens & Gilchrist.  (A326:24-
A327:10). From 1993 to today, he was the regular outside counsel for the Partnership, the General Partner and for HGI. (A51:19-52:7; A329:19-A330:20; A363:23-A364:15; A1289 & A1301 at Nos. 26-28; A617:6-
21). HGI and its affiliates are his largest clients, often accounting for approximately one-third of his working time and producing $500,000 to $1 million in annual fees. (A357:13-A361:1).
II. By Late 1994, HGI Needed To Solidify Its Control Over The
Partnership
A. The Partnership Was Stable And Poised For Growth
After the Rollup, the General Partner planned to dispose of the Partnership's weaker real properties, stabilize the remainder, improve cash flows and reap the benefit of a turnaround in the real estate market. (A230:23-A231:6). By the end of 1992, Defendants had disposed of the eight properties that were not part of the "core group." (A274:11-A275:2; A236:9-13). Financed with non-recourse loans, they were deeded in lieu of foreclosure to lenders. (A275:3-A276:3).
The Partnership's cash situation had also stabilized.  By the end of 1993, the Partnership had over $10 million in cash. (A286:12-A287:7; A1007). It stated publicly in 1993 and 1994 that for the foreseeable future it expected to fund all of its principal payments, tenant improvements and capital expenditures from its net cash from operations, an improvement over earlier statements. (A290:15-A291:13; A1008; A298:2-A299:4; A1485; A1003). Putting aside the $10 million in non-recurring expenses incurred in the Rollup litigation, the Partnership had a net positive cash flow of over $8 million in 1993. (A289:14-24; A290:11-14; A291:14-19; A1008). In 1994, exclusive of Equitec litigation expenses (A1403-A1419), the Partnership had positive cash flow and finished the year with $7.7 million in cash. (A1484).
From 1992 to 1993, the Partnership's portfolio occupancy rates increased from 85.4% to 90.4%.  (A294:4-7; A1001; A1005).  The
Partnership maintained that healthy level in 1994 and 1995. (A1476; A1425; A199:14-A200:12; A1263-A1264). The Partnership's October 1994
Activity Report to directors and senior management stated that despite "adverse market conditions, we've been successful in aggressively leasing  space . . . ."  (A303:3-A304:14; A828).  In late 1994, market conditions began to improve and favorably impact the Partnership's operations, a fact reported to senior management. (A808). (See also p. 14, infra.)
During this period, Mr. Tuthill intentionally limited the terms of the properties' leases to three-to-five years, terms typical for suburban Class B office and industrial properties. (A244:17-A245:9; A200:24-A202:13; A1263; A1248; A1260). As market conditions improved, each rollover permitted the Partnership to obtain higher rents for the space. (Id.; A311:22-A312:8; A156:5-A157:17). Turnovers as rents rose also advantaged the Partnership in negotiating tenant improvements. (A1264). The Partnership's "Activity Report" for June 1995 stated
that it saved $1 million on tenant improvements on two leases. (A1035). Thus net operating income ("NOI") increased in the years preceding the Challenged Transactions. From 1992 to 1995, the Partnership's NOI on retained properties increased by 13.48%. (A158:16-A159:3; A1258; A1405).
Prospects were enhanced for the Partnership by settlement of the
Equitec Rollup class action on September 28, 1994. (A297:8-14; A1484). Because the class action drained substantial cash (supra at __) and created a serious threat of liability, it injured the Partnership's efforts to obtain debt financing. The pendency of the class action was admittedly a concern to all potential lenders. (A240:20-A241:8). Despite lender concern, as of 1994, debt had been successfully obtained for three important properties. (A295:2-A296:11). The mortgage on the First Maryland property was due in 1995 but the Partnership's 1994 10-K stated its expectation of refinancing or restructuring. (A1485; A312:9-A314:4). In early 1995, Mr. Tuthill was also confident of obtaining a substantial multi-property mortgage loan generating cash in excess of existing debt. (A324:1-7; A257:21-A258:6). That expectation was fulfilled by the Nomura refinancing which provided over $18 million of cash in excess of the existing mortgage debt. After paying $3.3 million of the class action settlement balance and establishing loan reserves and escrows, the Partnership's working capital thereby increased by $7.6 million. (A1442).
By the end of 1993, the Partnership had spent over $23 million on property improvements to its core properties. (A277:10-A282:22; A999; A1002; A1007). Mr. Tuthill acknowledged at trial that these capital expenditures were a "a big portion" of planned improvements to the portfolio. (A282:23-A283:5). Consistent with this, the Partnerships capital expenditures dropped off significantly after 1993. (A281:6-A282:22; A1484; A1432; A203:16-A204:12). The Partnership also made new investments in the early 1990s. (A233:1-A234:15; see also A283:7-12; A237:9-A238:18).
In short, as 1994 ended, senior management understood that things appeared promising for the Partnership. (A808; A404:5-9; A404:10-A405:3; A397:13-A398:9).
B. By Late 1994 The Commercial Real Estate Market Had Turned
Around
With a solid portfolio, the Partnership was in an excellent
position to profit handsomely in the recovering commercial real estate market. By the end of 1994, the real estate industry was noticeably recovering from the recession of the early 1990s. Industry occupancy and rental rates were increasing by late 1994, particularly for the types of properties owned by the Partnership. (A1102; A154:16-A155:20; A1111-A1113; A1117-A1223). Real estate financing also was becoming readily available. (A1265-66; A188:12-A189:3; A462:2-23; A449:18-453:7;
A453:12-A457:5; A196:1-A197:1).
The General Partner's own documents confirm these trends. In the "Competition" section of the Partnership's 1992 and 1993 Form 10Ks, the General Partner had reported that "depressed economic conditions in the properties' respective real estate markets are expected to continue for the foreseeable future." (A283:22-A284:14; A1001; A1006)
(emphasis added). As of year-end 1994, however, the Partnership no longer reported "depressed economic conditions." (A1477; A301:12-A303:2). Throughout 1995, activity reports discussed favorable industry trends. (A305:19-A306:4; A808; A308:15-A310:18; A1035; A806).
C. The Partnership's Units Were Undervalued In Late 1994 And
Early 1995
As parts of the regular course of its business, the General
Partner routinely prepared valuations using a standard discounted cash flow analysis and appropriate capitalization rates obtained from the Partnership's property managers. (A396; A400:16-A401:6). Mr. Gent, the CFO, candidly admitted on cross-examination that this valuation method was a "common way of evaluating real estate in the industry" and that these analyses were relevant to determining "whether the Partnership's Units were undervalued in the marketplace." (A396; A400:5-9; A401:16-A402:5; see also A1268). Both Messrs. Guzzetti and Gumbiner knew of the valuations. (See A573:22-A574:3; A576:3-A579:18; A591:21-A592:23).
The General Partner's internal annual valuation of the Partnership for 1994 showed a per Unit value of approximately $58.00 in income-producing real estate alone, excluding cash on hand and unused development rights. (A960-A977; A1480). That estimate was about five times the Units' trading price. (A670-A673). The valuations by Gotham's expert, Robert Stanger, who used a method similar to that used by Defendants, are consistent with Mr. Gent's. (A1115; A1400-A1402; A567:4-A572:22). The General Partner's valuations also were in line with the appraised values obtained in mid-1995. (Compare A927-928 with A960-A977). Indeed, the General Partner provided its valuations to Joseph Strain, a loan broker, in 1995 who forwarded them on to potential lenders. (A1056-A1074). At his first meeting with Mr. Strain, Mr. Tuthill stated that the Partnership had "trapped equity." (A647:22-A648:20).
D. Defendants Knew The General Partner Was Vulnerable To Removal
Prior to the Challenged Transactions, HGI controlled only about 5%
of the outstanding Units and could not block the General Partner's removal by the required 66 2/3% vote. Defendants recognized that with improving prospects came an increased risk that the Partnership could become the target of a hostile tender offer. Defendants' file entitled "HRP-Oddlot Program June & July, 1995" contained a December 1994 Wall Street Journal article entitled "Hostile Offer Comes to Real Estate Partnerships." (A978-A979a).
E. The Transactions Were Designed To Solidify
HGI's Control Without Alerting The Market
HGI's holdings could not be significantly increased quickly
without paying premium prices. In 1994 and 1995, the Units thinly traded at about 800 Units per day. (A1631; A1657-A1661; A1669-A1695).
Defendants' expert, Lee Errickson, testified it would have taken "a very long period . . . 2-3 years" to purchase 300,000 Units in the market (A501:12-A502:17), resulting in a much more expensive strategy. (A1010; A1428). Moreover, with each 1% change in holdings, HGI had to disclose its increasing position and purpose. 15 U.S.C. 78 m
(d)(1)(C); SEC Schedule 13D, item 4; 17 C.F.R. 13d-2(a). Such amendments would signal HGI's belief that the Partnership was a good buy, perhaps driving up prices or precipitating a hostile tender offer. If HGI itself made a tender offer for any or all Partnership
Units, the required disclosures (including NAV, conflicts of interest, and control issues) could have caused limited partners not to tender and encouraged or others to launch competing tender offers. As the Wall Street Journal article in the General Partner's files stated, [w]hat general partners are going to find out when they go out and low-ball these limited partners is that they're putting their assets in play,' said Spencer Jeffries, who monitors limited Partnerships for Dallas-based Partnership Profiles. That's the last thing these guys want, he said. (A978-A979a) (emphasis added).
In contrast to an odd-lot offer by an issuer, which is exempted from the SEC's detailed disclosure requirements, a regular tender offer would have had to comply with such requirements. 17 C.F.R. 229.13e-4(h)(5). See generally Richard Jennings, et al., Securities Regulation at 808 (8th ed. 1998).
The SEC has recently repeated its long-standing position  that
"[t]ender offers for limited partnership units . . . raise significant disclosure issues due to the nature of limited partnership investments." Securities Exch. Act Rel. No. 34-43069, 17 C.F.R. 241. 43069 (July 24, 2000). The SEC emphasized that "bidders should consider disclosing the particular risks and conflicts of interest that arise in tender offers for limited partnership units." (Id.). The SEC recommended disclosure of:
? Risk Factors:  The offering document should prominently include a description of the risks of the transaction....  The risk
factors should disclose any valuations (e.g., market price, net asset value) that are higher than the offering price.
? Affiliated Bidder:  Because of the potential conflict of
interest, the bidder should disclose if it is affiliated with the target, describing the affiliation.
? Conflicts of Interest:  It is important for security holders assessing the merits of an offer to know whether the bidder
lacks independence in structuring and negotiating the offer's terms.  If the bidder is affiliated with the target, it should disclose the benefits of the transaction to the bidder and the reasons for conducting the tender offer versus liquidating the partnership....
? Valuations by the General Partner:  General partners are in the best position to know the value of the partnership assets.  The bidder should disclose any valuations or projections prepared by the general partner or its affiliates and obtained by the bidder that are materially related to the transaction.
? Purpose and Plans:  A bidder's intention to conduct successive tender offers or execute additional market purchases upon
consummation of the current offer can influence a security
holder's investment decision.  The bidder should disclose the purpose of the offer, the bidder's plans for the issuer, and whether or not the bidder intends to continue to acquire units in the future until control is obtained.
Id. (emphasis added). These guidelines are not new. They were drawn from the rules regarding "limited partnership offerings and roll-ups, as well as the Division of Corporation Finance staff's practice in issuing comments on limited partnership tender offer filings." Id. Defendants (and Mr. Kailer) were well aware of SEC practice (and the problems compliance with those disclosure rules would pose for HGI). (A334:15-A335:9). Clearly the Defendants and their counsel were focused on minimizing the required disclosures and seized upon the odd-lot format to do so.
AMEX Rules also require SEC-type disclosure to Unitholders in the event of a transaction involving an issuance of a significant percentage of outstanding securities. Under AMEX Rule 713, a transaction involving an issuance of 20% or more at less than the greater of trading or book value must be approved by a majority of the equity holders. See Am. Exch. Rul. 713, Am. Stock Exch. Guide (CCH) 10,198B (1998).
Unitholder approval requires the same disclosure needed to solicit proxies - i.e., conflicts of interest, control motives, and views of NAV. Id.
The Odd-Lot Tender Offer Resale fell within these rules as it contemplated the potential transfer of 20% or more of the outstanding Units to HGI at less than book value, which was approximately $29.44 at year-end 1994, $28.05 at March 31, 1995 and $26.54 at June 30, 1995.
(A380:2-A382:7; A1468; A1376; A1473c).  Deeming the transfer a
"resale" to HGI, not an "issuance," Defendants avoided both filing a listing application with the AMEX and seeking Unitholder approval for the transaction. The one-page offer and half-page press release mentioned nothing of conflicts of interest, NAV, or control. (A847 &
A848).
III. The Challenged Transactions Were Carried Out In Bad Faith
A. The Alleged Genesis Of The Challenged Transactions
Although a reverse split and odd-lot tender offer had been first discussed in early 1994 (A885), Mr. Guzzetti testified that these transactions could not be undertaken while the class action was pending. (A87:7-A88:10). Mr. Guzzetti testified that he first considered the Challenged Transactions in late September 1994 (i.e., as soon as the settlement was approved). (See A107:11-16).
Mr. Guzzetti thereafter discussed the Transactions with Messrs.
Gumbiner and Troup in their HGI capacities, who responded that HGI would consider providing the cash necessary to fund the transactions. (A109:18-23; A109:24-A110:6). Mr. Guzzetti immediately asked Mr. Kailer to consider how the Transactions could be accomplished. (A110:10-15). Four days later, Mr. Kailer provided a "bullet-point" outline dated October 3, 1994. (A110:16-A111:7; A1514-A1516). Nine days later, at the October 12, 1994 meeting of the General Partnr's directors, the Reverse Split and Odd-Lot Tender Offer were approved.
B. The Challenged Transactions
Were Understood As A Single Transaction
The Reverse Split and Odd-Lot Tender Offer were conceived of and always considered as a single transaction.  (A1329; A1331; A1332;
A72:7:11).   The Reverse Split would necessarily triple the number of
Units held in odd-lot accounts and dramatically increase the number of Units subject to an odd-lot offer. (A1328-A1331). The documents created in October 1994 suggested that 60% of outstanding Units would be held in odd-lot accounts after a one-for-five reverse split. (Id.).
The documents generated as the transactions were carried out re-
confirm the linkage. A timeline attached to Mr. Kailer's February 14, 1995 memorandum sets forth the schedule for accomplishing both the Reverse Split and Odd-Lot Tender Offer. (A680). Mr. Kailer attached to that same memorandum a draft of the offer to purchase to be used in the Odd-Lot Tender Offer. (A681). Mr. Kelley's March 3, 1995 memorandum sets forth the effect of the Reverse Split and Odd-Lot Tender Offer in sequence, concluding with an estimate of the number of Units HGI would own after completion of the odd-lot transaction. (A1030; see also, A417:13-A420:14) (See p. 36, infra)
Defendants, however, carefully avoided denying that an odd-lot transaction was planned after the Reverse Split was announced. A draft answer for the employees answering phone inquiries as to whether "a tender offer or odd-lot offer is coming up or being planned" was changed from "Not at this time" to "I don't have any information on that." (Compare A731 with A733).
C.  Board Approval Of the Challenged Transactions
1. The October 12, 1994 Meeting
On October 12, 1994, the General Partner recommended to the Board undertaking the Reverse Split and the Odd-Lot Tender Offer, with all fractional Units and odd-lot Units acquired being sold to HGI at cost. (A1463-A1466; A1317-A1336). The Board materials showed (i) the Odd Lot Offer would immediately follow the Reverse Split (A1330); (ii) conducting the Reverse Split would cause odd-lots to triple to about 60% of all Units (A1328); and (iii) all of the Units acquired in the Odd-Lot Tender Offer would be "sold to [HGI]." (A1330). Assuming a 20-33% acceptance rate by odd-lot holders, HGI's total ownership would end up between 17.6% and 29.5% of the Partnership's outstanding Units.
(A1331).
The Board materials contain no discussion of the ostensible
purpose of the Reverse Split or Odd-Lot Tender Offer (i.e., a desirable trading range for the Units or estimated cost savings). (A1317-A1336; A1463-A1466). No mention is made of any desired trading range. (Id.). The materials distributed at the relevant Board meetings contained no estimates whatsoever of such supposed "savings." (A73:12-20; A1317-A1336; A1463-A1466, A857-A881; A1467-A1468). The sole reference to costs is a $350,000 estimate of the costs of conducting the tender offer.  (A1331).
Similarly, there is no evidence that the Units were threatened
with delisting by AMEX.   Although the General Partner claimed concern
if the Unit price fell below $1 (A61:24-A62:10), the Unit price had not been close to that price since early 1993. (A670-A673). By late September 1994 the price was a comfortable $2.50 per Unit. (Id.).
Mr. Guzzetti advised the Non-HGI Directors that there were no third parties willing to provide financing.  (A595:14-A596:3; A115:8-
18). This statement is remarkable. The Challenged Transactions were the most significant that HRP had ever done, with up to 60% of its Units being sold. Unlike anything before, control was on the table. The idea to proceed with the Reverse Split and Odd-Lot Tender Offer had only dawned on him just a few days earlier. (A107:11-16). He could not have canvassed the market for other financing and does not claim he did. Neither Mr. Guzzetti nor anyone else made any effort to obtain such financing from any party other than HGI. (A597:16-A598:6; A528:2-A529:25; A601:7-11; A60:11-16).
The General Partner never considered, let alone sought out, a loan from HGI. (A60:11-16). The failure to do so is striking inasmuch as up through early 1995, the Partnership's SEC filings recite the possibility of the Partnership borrowing from the General Partner to meet Partnership cash needs. (A1485). That statement was dropped as of June 30, 1995. Moreover, HGI itself had committed in connection with the original Rollup transaction to lend up to $15 million to the General Partner if needed to meet Partnership debts. (A1460).
The Non-HGI Directors clearly relied on Mr. Guzzetti's
representations. As Defendants state: "The [Non-HGI directors] were advised that the Partnership could not realistically access the equity markets, in light of current conditions." (See Defendant's June 21, 2000 Brief at 19.) Mr. Story, the only Non-HGI Director who testified, confirmed his reliance on such representations. (A68:21-A69:1). The non-HGI directors received no advice from an outside financial advisor. (A1289 & A1301 at No. 110). Nor is there any claim or evidence that either of Messrs. Guzzetti or Kailer recommended that they obtain such advice.
The non-HGI directors were not provided with any analysis at all of the value of the Units or the Partnership's assets. This omission is striking. In December 1995, when Defendants were seeking Board approval for the Partnership to repurchase and retain Units, Mr. Kailer advised that:
To make their determination, the Board should be
supplied information indicating the value of the
Partnership's Units.  This could include such items as
analyses of the net asset value of the Partnership.
(A664). The General Partner provided that information for that meeting. (A659:15-A662:24). Mr. Gumbiner acknowledged the significance of such analyses, stating they are provided so that the directors
"could assess for themselves whether purchasing the Units was in the best interest of the Partnership." (A32:14-23). Yet when the directors were asked to determine whether selling up to 60% of the outstanding Units to HGI was in the best interest of the Partnership, no such analyses were provided. (See A34:11-23).
Mr. Kailer was the sole source of legal advice to the directors.
(A1289 & A1301 at Nos. 111, 134, 190). He played a critical role in explaining the transactions and assuring the Non-HGI Directors that, in effect, the transactions were "routine" and "appropriate." (A594a:23-A594b:6; A594c:24-A594e:10; see also A599a:22-A599b:7. (Mr.
Guzzetti testified that the directors received presentations "by myself and Alan Kailer that this was an appropriate transaction inherently; therefore we would think it was fair")). Although Mr. Kailer was also the regular outside counsel for HGI and serving in that capacity in connection with the transactions, he made no mention of that fact at the meeting, much less any implications of that dual representation.
Nor did he discuss the possibility of the Board's obtaining independent counsel. (A370:8-A371:4).
Defendants presented no evidence from any Non-HGI Director that they were aware of Mr. Kailer's relationship with HGI in October 1994. Mr. Story, who had joined the Board in June 1994, denied that Mr. Kailer identified himself as HGI's lawyer. (A82:18-A83:6). Similarly, Mr. Forsyth did not recall being aware of Mr. Kailer's relationship with HGI at the time of October 1994 meeting. He further stated that, when considering the Challenged Transactions, "I believe I would like to have known of the scope of his link to Hallwood Group or other entities." (A548:15-A549:17). Mr. Guzzetti confirmed that Mr. Kailer did not inform the Board about his dual representation and the related risks. (A89:24-A90:14). Mr. Guzzetti, a sophisticated lawyer, knew of Mr. Kailer's relationship with HGI and in connection with the Challenged Transactions but made no mention of this at the meeting. Mr. Gumbiner, also a sophisticated lawyer, similarly sat by in silence while Mr. Kailer rendered advice to the non-HGI directors. Mr. Troup, also aware of Mr. Kailer's relationship with HGI and affiliates, said nothing about the issue. (See A594f:12-23).
At the meeting, Mr. Kailer referred only to his one-page summary discussing various aspects of the Transactions, touching on the authority for them and the purchase of Units by HGI. (A65:10-A66:7; A35:5-A36:4). Mr. Kailer orally informed the directors that they were required to determine whether the transactions were in the Partnership's "best interest." (A340:9-20). While the directors endorsed the alleged benefits to the Partnership of a reverse split and odd-lot offer, there is no evidence that they actually considered the best interests of the Partnership or the burdens and lost opportunities of selling HGI the fractional and odd-lot Units, as much as 60% of the outstanding equity of the Partnership at an 80% discount from NAV.
Mr. Kailer also testified that it was his "general practice that if it was a matter that involved an affiliate, to recommend that they be approved by the independent members of the board." (A350:22-A351:3). Although it met that same day, the Audit Committee did not review, consider or approve the Challenged Transactions at the October 12 meeting, or any other meeting, notwithstanding that the transactions clearly involved the sale of large blocks of Units to HGI. (Mem. Op. 20 ("it is clear that the Audit Committee did not review and approve the transaction"); A674-A675).
2. The February 27, 1995 Special Meeting
In February 1995, the General Partner called a special telephonic meeting of the Board to approve the Reverse Split and the 30,000 Unit Sale to HGI. (A1517-A1559 & A857-A880). Mr. Story, the only non-HGI director who testified, was on an airplane and could not participate. (Id.; A71:16-24).
Notwithstanding that the Partnership has no officers, directors or employees of its own, the Reverse Split was coupled with a new Unit Option Plan to issue 86,000 Units, mostly to Messrs. Gumbiner, Troup and
Guzzetti.   Those options involved approximately 5% of HRP's Units,
exercisable at the then-depressed market price of $11.88 per Unit. (A859, A861). No other options were ever granted to the General Partner's employees before or after the February meeting. (A1012-A1013). No explanation is given why the plan needed to be considered at a special meeting. Entirely overlooked, then and now, by Defendants is the absence of any reason why the Partnership should pay compensation directly to employees of its General Partner. If compensation in the form of bonuses or otherwise were to be paid, it should have been the responsibility of the General Partner, not the Partnership it served and to whom it charged its fees which are set forth in the Partnership Agreement.
Mr. Guzzetti conducted the meeting of the directors. Although the 30,000 Unit Sale was represented to be the amount of fractional Units created by the Reverse Split, no one ever had made such an estimate. Richard Kelley, the manager of financial reporting for the General Partner, estimated that only approximately 22,000 fractional Units would be created. (A417:13-A418:23; A1030). The ostensible reason given for the sale of 30,000 Units to HGI was to fund the purchase of fractional Units by the Partnership. However, the General Partner's own CFO testified that the Partnership had sufficient cash to buy the fractional Units. (A394:5-11; see A1289 & A1301 at No. 152). Defendants did not advise the non-HGI directors that they had done nothing since the October meeting to locate a third party to purchase or provide funds to retire the fractional Units nor did they provide these Board members with the General Partner's valuations of Unit value. (A1289 & A1301 at Nos. 138 & 139).
Mr. Kailer played the same role he had played at the October 1994 meeting, explaining that the transactions were authorized and (as Mr. Guzzetti described in his presentation) "fair" and "appropriate."
(A599; A599c:11- A599d:14). Mr. Kailer advised the Board that "any approval of a transaction with [HGI] should be approved should be made by the directors who are not affiliated with [HGI]." (A628:14-A629:1). Once again, he did not disclose that he also served as HGI's counsel or suggest they should consider obtaining independent legal and financial counsel.
Thereafter, the HGI Directors merely abstained from voting on the Reverse Split and 30,000 Unit Sale while remaining on the telephone line. (A857-A862). The four largest option grantees, Messrs. Gumbiner, Guzzetti, Troup and Tuthill, did not withdraw from the call. (A1289 & A1301 at No. 165).
3. The May 26, 1995 Special Meeting
On May 26, 1995, the General Partner called another special
telephonic meeting to approve commencement of the Odd-Lot Tender Offer and Resale. (A1467; A1289 & A1301 at No. 177). Mr. Story, the only non-HGI director to testify at trial, was again on an airplane and was not a participant. (A1467; A71:21-A72:1).
At this meeting, management recommended selling up to 55% of the outstanding Units of the Partnership to HGI for approximately $14 per
Unit.  (A1028).   NAV at the time was approximately $61 per Unit, not
including cash on hand and undeveloped land, a fact that senior management did not share with the Non-HGI directors. (A1400-A1402; see A886; A1289; A1301 at Nos. 186 & 187).
The directors approved the recommendation in a remarkably brief telephone conference. (A1467-A1468). The Board had received no written materials. The record is similarly devoid of evidence of any meaningful discussion during the telephone call. (A1467-A1468; A1289 & A1301 at No. 185). Again, the only information provided to the Board at the meeting was communicated by Mr. Guzzetti and Mr. Kailer.
The Board had no information about (i) the fairness of the
proposed transactions to the Partnership, (ii) the potential of alternative investors or other equity or debt financing (see A1289 & A1301 at Nos. 184 & 195); (iii) the status of the General Partner's soon-to-be successful efforts to refinance the portfolio (which ulti-mately yielded more than enough extra cash to accomplish the Challenged Transactions); or (iv) the General Partner's estimate of NAV. (A1289 & A1301 at Nos. 186 & 198). Such information was especially critical in May 1995 when the Non-HGI directors were being asked to approve a transfer of up to an additional 55% of the Partnership to HGI. Defendants did not disclose that the Partnership had sufficient funds to purchase all, or at least most, of the Units tendered in the Odd-Lot Tender Offer. The total needed was only about $4.1 million.
The Partnership had approximately $4 million in cash on hand when the Odd-Lot Tender Offer was first discussed in October of 1994. (A75:5-
10).  By year-end 1994, cash had increased to $7.7 million and reached
$8.5 million by June 30.  (A251:13-A252:4; A1491; A1473e; A1752).   On
June 13, 1995, while the Odd-Lot Tender Offer was underway, the Partnership's mortgage brokers sent to prospective lenders (with a copy to Mr. Tuthill) a one-page analysis, showing that, based upon only four of its 11 properties, HRP had what Mr. Tuthill called "trapped equity" (A648:3-20) of $70 million dollars above their existing mortgages. (A1561). That was 17 times the amount needed to retire the odd lots. The evidence is thus overwhelming that the Partnership had ample resources to purchase and retire all 293,539 Units tendered in the Odd-Lot Tender Offer.
Mr. Guzzetti, in an effort to create the appearance that the General Partner was unaware that debt financing was imminent, testified that he believed that Mr. Tuthill's efforts to refinance a portion of Partnership's portfolio of properties in early to mid-1995 (see, e.g., A807; A942; A1014; A944; A95; A1599; A1034; A324:1-7; A1473; A929),
showed no promise and that the prospect of seeking a loan through Rodman & Renshaw or from Nomura was a "joke." (A94:9-A95:2). Mr. Guzzetti's conduct belies his trial testimony. Mr. Guzzetti authorized the payment of a $180,000 commitment fee to Nomura. (A270:10-A271:21; A929).
Surely in a time when cash was supposedly so scarce for the Partnership, Mr. Guzzetti would not have paid $180,000 to further a transaction he considered a "joke." (See also Mr. Jacob's testimony at A460:12-17). Mr. Guzzetti also claims he absented himself from the process of securing debt financing and was not in a position to know what was promising. (A98:2-21; A100:21-A101:16, 21-24). Mr. Tuthill's testimony is to the contrary; he spoke with Mr. Guzzetti about his financing efforts "all the time." (A315:3-A316:5).
As Mr. Guzzetti described it, Mr. Kailer gave the board comfort that the transactions were "fair." (A599e:6-9 ("I believe [the advice that the transaction was fair] is inherent in his recommendation to do the transaction or in his advice that the company could enter into the transaction")). Once again, he did not disclose to the Non-HGI Directors his role with HGI or recommend that they seek independent legal or financial advice. (A370:8-A371:9).
There was no Audit Committee approval of the Odd Lot Tender Offer and the sale to HGI. (A632:6-20). The interested HGI Directors simply remained on the telephone while a so-called "Special Committee" consisting of Messrs. Forsyth, Crisp and Walther voted in favor of the transactions as recommended. (A1467-A1468; A1289 & A1301 at No. 190). No evidence exists that the Special Committee was constituted or assigned any tasks or did anything to function as a genuine special committee.
D. Defendants Carefully Predicted And Tracked HGI's Increased
Control
From their inception, the focus of the Challenged Transactions was consistently on HGI's control. By contrast, the documentary record is barren of any discussion of whether the Challenged Transactions would benefit the Partnership.
The October 1994 Board materials do not analyze the benefits to the Partnership. Rather, they focused on the number of odd lots created and the effect on HGI's control at various rates of acceptance.
(A1317). Later, Mr. Kelley circulated a memorandum to Messrs. Guzzetti, Tuthill and Gent of the General Partner; Messrs. Melle and Koenig of HGI; and Messrs. Kailer and Osborne of Jenkens and Gilchrist, updating them on HGI's expected percentage ownership following the Reverse Split and Odd-Lot Tender Offer:

[Pre-
Split]
[Post-
Split]
Percentage
Ownership




HALLWOOD GROUP OWNED BEFORE REVERSE
SPLIT

446,345


5.15%




GENERAL PARTNER PURCHASES UNITS
150,000



----------
---
----------
--

ESTIMATED HALLWOOD GROUP OWNERSHIP @
3-6-95

596,345

119,269

6.86%




MAXIMUM ODD-LOTS WITH 100 NEW UNITS &
LESS

4,815,120

963,024


----------
----
----------
----

EST. MAXIMUM GROUP OWNERSHIP AFTER
ODD-LOT

5,411,465

1,082,293

62.21%

(A1030).  A note expressly includes the Unit Option Plan in the control assessment:
ALL AMOUNTS & PERCENTAGES ARE BEFORE THE EXERCISE OF
EXECUTIVE OPTIONS TOTALING 86,000 NEW UNITS (OR ABOUT
4.77%) OF THE ESTIMATED OUTSTANDING UNITS AFTER THE
REVERSE SPLIT, AND AS ADJUSTED FOR THE ISSUANCE OF
SUCH OPTIONS.
(Id.).
Immediately after commencement of the Odd-Lot Tender Offer, Mr.
Kelley began creating daily charts tracking HGI's increasing control which were included with the periodic payment invoices sent to HGI. (A739-A755). These charts also tracked the effect that the increase had on the limited partners' ability to remove the General Partner. For example, along with the July 7, 1995 invoice, Mr. Kelley sent a chart to HGI reporting that its control over the Partnership was as follows:
18.29%
81.71%
81.59%
GROUP OWNERSHIP OF LP UNITS
UNITS BY OTHERS
ADJUSTED SUPER MAJORITY TO CHANGE GP
(A741).
By July 31, 1995, Mr. Kelley had incorporated the impact of the
Unit Option Plan:
W/O Options
23.62%
76.38%

87.28%
With Options
27.20%
72.80%

91.58%

GROUP OWNERSHIP OF LP UNITS
UNITS HELD BY OTHERS
ADJUSTED SUPER-MAJORITY TO CHANGE GP
(A751).
These charts were generated on a daily basis. (A414:12-A415:18). Everyone in the Dallas office knew he was preparing them, and that they
were freely available to everyone.  (A441:22-A443:10)   By contrast,
nobody was tracking the postage and photocopying costs they hoped the Partnership was going to save and which was allegedly the motivation for the Challenged Transactions.
HGI acquired 293,539 additional Partnership Units as a result of the Odd-Lot Tender Offer. (A1445). Together with the 30,000 Unit Sale, the Unit Option Plan and the December Repurchase program, HGI's ownership increased from 5.1% to 29.7% of the outstanding Units. (A1452 & A850-A856). With that level of ownership, approximately 95% of the unaffiliated outstanding Units would need to be voted in favor of removal in order to oust the General Partner. (A1088-A1089). With thousands of non-institutional holders with small holdings, it was nearly a mathematical impossibility, and certainly a practical one, to remove the General Partner. (Id.; A80:7-20; A491:8-12). HGI had locked-up control.
Mr. Gumbiner is reported telling HGI's Board: "[HGI] now owns 24 percent of the limited partner units [excluding options], which further
solidifies its control over HRP."  (A819) (emphasis added).   Mr.
Gumbiner's awareness of the control effect of the transactions -- and the significance of control to HGI - is further reflected in his subsequent efforts to sell HGI's interest:
Q:   And isn't it true then that in the $80 million
figure you were demanding, you were attributing
about, I would say, $50, $55 million to the
Partnership interests and the management
contract?
A:   You could say that.
*     *     *
THE COURT:  The question is, if you are buying-
you understand you just said-Mr. Schaeffer
asked you, you know, about the unit price and
the fact that the units were trading at $53;
that if you take that times the number of units
that you held, it gets you to somewhere between
$25 and $30 million.
THE WITNESS:  Yes.
THE COURT:  Which means, whether you are buying
into the bulk-that there was a very high value
being placed on the general Partnership interest
and the management contract interest in your
pricing.
THE WITNESS:  Yes.
THE COURT:  And Mr. Schaeffer is asking you a
very direct question, which is, would someone
have paid that kind of money for those interests
if they thought that those interests could be
dislodged easily.
THE WITNESS:  I think the answer must be no.
(A17:8-A19:4; see also A26:13-A27:8).
E. The Repurchase Program
In December 1995, the General Partner sought Board approval to repurchase up to 175,000 Units in open market or private transactions. (A1469-A1470). The repurchase of 175,000 Units represented about 10% of the Partnership's outstanding Units. (A1428). If successful, each Unitholder's percentage ownership would increase by about 10% -- elevating HGI's ownership to about 33% and eliminating even the theoretical risk that the General Partner could be removed.
The General Partner described the repurchase program as a
"prudent investment of the Partnership's funds." (A1470). The Partnership ultimately paid $23.75 per Unit or about a 20% premium over
market price for a block of approximately 75,000 Units.   That price
was almost twice what HGI paid the Partnership for 323,000 Units just months earlier. (A1588; A983).

ARGUMENT
I. GOTHAM IS ENTITLED TO JUDGMENT ON ITS CLAIMS THAT
THE GENERAL PARTNER VIOLATED ITS DUTIES IMPOSED BY
THE PARTNERSHIP AGREEMENT
A. The General Partner Violated The Fairness
Provisions Of The Partnership Agreement_
1. The General Partner Bears The Burden Of
Showing It Complied With Sections 7.05 And 7.10(a)
Sections 7.05 and 7.10(a) essentially incorporate into the
Partnership Agreement the entire-fairness standard which has both substantive and procedural elements requiring fair dealing and fair price. Weinberger v. UOP, Inc., Del. Supr., 457 A.2d 701, 711 (1983). Under 7.05, self-dealing transactions are measured by "terms, which in substance match the entire-fairness standards." (Mem. Op. 28). The fair-dealing prong of the test is supplied by 7.10(a), which requires Audit Committee review and approval of any self-dealing transaction.
If a defendant stands on both sides of a transaction, it bears the burden of demonstrating entire fairness. Weinberger, 457 A.2d at 710; Sterling v. Mayflower Hotel Corp., Del. Supr., 93 A.2d 107, 110 (1952). The same rule applies here; that is, it is Defendants' obligation to demonstrate that they met the criteria of 7.05 and 7.10(a). That conclusion is fully supported by the Partnership Agreement's language.
Section 7.05 provides that the Partnership is "permitted to enter into transactions with the General Partner or any Affiliate thereof provided that the terms of any such transactions are substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party." (A773) (emphasis added).
2. Defendants Violated Section 7.05.
a. There Is No Contemporaneous Evidence To
Support A Finding Of Substantial Equivalence
Defendants made no effort at the time of the Challenged
Transactions - none - to ascertain what a "comparable unaffiliated third party" would have paid for the block of Units sold to HGI. The record is equally barren of any evidence that Defendants attempted to locate a third party to purchase those Units or even to obtain advice from an expert on the subject. This contrasts markedly with the HGI Defendants' undisputed and almost simultaneous efforts to obtain portfolio debt financing which are reflected in numerous Activity
Reports and communications with various brokers and lenders.
None of the individuals with whom Mr. Guzzetti allegedly discussed financing -- Mr. Buchanan, Mr. Safran and Ms. Hawkes -- recalled any
discussion about potential third-party purchasers of Units.   (A528:2-
A529:25; A644:13-A645:5; A601:7-22).  Nor did the General Partner
consider a rights offering.  (A1274).
Defendants avoided contacting existing Unitholders. Mr. Guzzetti admitted that neither he nor anyone else attempted to contact any of those Unitholders to determine their interest in purchasing a block of Units. (A85:18-A86:11).
The absence of any such effort is striking.  Defendants' expert,
Mr. Jacobs, stated that an investment banker seeking to raise capital would have solicited such equity investors. (A470:8-13; see A605:4-A608:6). Mr. Cochran testified similarly that, "given where the price was relative to the underlying value, [the General Partner] should have been knocking on all doors." (A211:17-23). Seeking out equity investors was particularly appropriate after the Reverse Split (A470:20-A471:20; A114:16-A115:1; A77:3-10), yet no renewed consideration was given to such possible purchases and certainly no investigation was undertaken. This failure to seek out other investors is particularly remarkable since Defendants admittedly knew where to look. (See, e.g.,
p. 40 infra).
The failure to seek out information as to what a third party would have paid contrasts with the procedure followed by the General Partner as to other self-dealing transactions.  In June 1994, the Audit
Committee was asked to approve new property management contracts between the Partnership and HMC. (A1031-A1033). For that meeting, Mr. Tuthill researched and compiled an analysis of actual leasing and construction fees paid by other property owners and presented it to the Audit Committee. (A1033; A653:4-A654:21). In contrast, when the Defendants asked for approval of the sale of as much as 60% of the equity of the Partnership to HGI, no effort was made to provide information as to what other parties would have paid for the Units or lent to retire them. Defendants' fallback argument - which can only be described as a litigation-inspired afterthought - is that the press release announcing the Odd-Lot Tender Offer was an attempt to solicit offers for Units acquired by the Partnership. (A1471; A76:13-A77:2). The language of the release is hardly designed to elicit investors' interest. The transactions are described as an administrative measure to reduce costs:
"The offer will benefit the Partnership by reducing the annual
Unitholder servicing costs incurred for tax reporting, printing, postage and transfer agent costs." (Id.). The single reference to "institutional investors" is sandwiched between references to HGI and its affiliates and is presented as a fait accompli. (A1471). As Mr. Stanger testified, an odd-lot tender offer simply: "[I]sn't in the class of category of a tender offer that could or would or should be topped. It's an internal mechanism to save administrative expense and I think generally viewed in the industry as such." (A177:2-A178:6).
Even Mr. Jacobs, whose testimony was offered to contradict this view, admitted that he would not have relied on the press release as the only means of finding purchasers for the Units. (A471:21-A472:21). Asked whether it would have "made sense" to contact institutional investors after the Reverse Split had supposedly made the Units more attractive to those investors, Mr. Jacobs said: "That's how you do it." (A471:13-
20).
Having failed to make any meaningful effort to identify other investors, Defendants cannot claim that no such investors existed. Defendants should be precluded from claiming that they complied with
7.05.  See Ryan v. Tad's Enterprises, Inc., Del. Ch., 709 A.2d 682, 693
(1996) (refusing to find transaction had met fair dealing requirement, Court rejected defendants' reliance on fairness opinion of advisor which had no backup support).
b. Potential Investors Existed
Mr. Stanger is an expert in advising real estate limited
partnerships.  He identified 29 "market players" that the General
Partner could have contacted to sell the Units. (A159:9-160:8; A1225). Of those, 17 were principals that purchased securities for themselves; six were principals and brokers; and six were market makers who linked up buyers and sellers of thinly-traded limited partnership interests like those of the Partnership. (A1225; A162:6-A163:15). Ten parties on Mr. Stanger's list were acquiring minority positions in real estate limited partnerships in 1994-95, including Apollo, Everest Realty Investors, Gordon, Higher River LP, Insignia Financial, Koll, MacKenzie-Patterson Securities, Walton Street Capital, Bigelow Management, Inc.
and Raymond James & Associates.  (A165:5-A167:9).
It would not have been difficult for the General Partner to find these potential buyers - they were well known in the industry. (A167:13-A168:1). Any real estate investment professional could have readily identified them. (Id.). Stanger & Co. published these names in its newsletters in 1994 and 1995, when Mr. Tuthill was a subscriber. (Id.; A160:13-21). For further example, even Dean Witter (who had advised the General Partner in the past) boasted an in-house matching service for limited partnership securities. (A167:13-A168:1).
Gotham's expert Mr. Cochran concurred.  (A184:21-A186:23).  He identified opportunistic investors who also would have been interested in an undervalued limited partnership security, including Bass, Zell (with whom Mr. Gumbiner was acquainted (A3:20-23)), Apollo, Colony, Blackstone and Goldman Sachs/Whitehall. (Id.; A1101). Mr. Cochran
cited mutual funds which were then seeking out undervalued public real estate entities, including "Fidelity, Evergreen and Cohen & Steers, just to name a few . . . A number of investors that had stood on the sidelines in the early 1990s came back into the game . . . and as a result, you saw an increase of investment activity through that period of time."  (A186:18-23; A199:2-13).
Defendants' own experts agreed that there were such potential investors.  (See A610:25-A611:15; A466:17-A467:11; A612:12-A613:21).
The reason the General Partner did not find any willing third-party purchasers for the Units is that it did not look for them.
c. An Unaffiliated Third Party Would Have Been Willing To
Pay
More Than The Trading Price For A Block Of 323,000
Units
Mr. Stanger and his firm were actively engaged throughout the
1990's in a variety of work relating to real estate limited
partnerships. (A149:1-A152:24). Since the early 1980's, Stanger & Co. has published a newsletter reporting on developments in limited partnership investments. Throughout the 1990's, his firm annually valued the securities of hundreds of limited partnerships, a great many of which were engaged in real estate activities; in the 1990's, his firm was involved in over $20 billion of mergers and acquisitions of real estate operating companies and real estate limited partnerships. During the 1990's, his firm was involved in raising private equity capital for private real estate operating companies, and, in the same period, actually invested its own funds in real estate limited partnerships. (A150:24-A152:8).
To determine what an investor would have paid for Units, Mr.
Stanger looked at actual, contemporaneous transactions in which investors acquired significant minority positions in real estate limited partnerships. He found a significant number of such transactions for limited partnership units traded in the secondary markets. (A1374). Reflective of the breadth of Mr. Stanger's experience, Stanger & Co. had previously performed NAV calculations for all of the target companies. (These are the "RASCO NAV" figures on A1374). These NAV's were performed in the normal course of Stanger & Co.'s business at that time, not for this litigation. (A169:12-16). Mr. Stanger compared those
NAV's with prices in tender offers to find the discount from NAV at which offerings were made. (A1374; A170:24-A171:17). The average discount from NAV for the tenders was 35.55%. (Id.)
Mr. Stanger calculated the per Unit NAV for the Partnership as of December 31, 1994, June 30, 1995 and December 31, 1995. (A1400-A1402;
A172:10-A173:24). Mr. Stanger used the same methodology Stanger & Co. used to calculate NAV for the comparable tenders in and around 1995.
(Id.)   The NAV's for the three different dates were $53.52, $60.72 and
$61.58 respectively. (A1400-A1402). Mr. Stanger applied the 35.55% average discount he derived from the actual tender offers to the Partnership's NAV. He concluded that a third party would have been willing to pay between approximately $34-$38.50 per Unit for the block. (A1116). Mr. Stanger favored an analysis grounded in actual contemporaneous investment practices. (A171:18-A172:4).
The HGI Defendants rely on Mr. Errickson, a professional witness.
While Mr. Stanger had actual market experience in the mid-1990's, by
1995 Mr. Errickson employed at Price Waterhouse's "litigation support group" where he has logged many of his over 200 assignments and 70 testimonial appearances as an expert. (A486:21-A487:10). He was not advising investors on making investments; he was not assisting limited partnerships in seeking equity or other financing; and he was not
helping with clients' investment decisions.   (A487:11-A488:4).  He had
never represented an investor seeking to acquire a minority position in a REIT or real estate limited partnership.  (Id.)
Mr. Errickson opined that no one would have paid above the market price for a block of 18% of outstanding Units. (A1633; A1639). To the contrary, he argues that the value of the block was less than market. (Id.). Thus, in Mr. Errickson's view, the Partnership received a windfall in the transactions and actually profited at the expense of HGI -- not the other way around.
Mr. Errickson says no one would pay a premium except for a
"control" block. (The block did, of course, represent control to Defendants.) (A489:18-21). Further, because the Units were thinly traded and it would take a significant period of time to dispose of the Units without disrupting the market, he argued that a purchaser would discount the price by a so-called "blockage discount." (A478:21-
A480:5; A482:17-A483:10). Significantly, Mr. Errickson maintained that this was true no matter how undervalued the Units were. (A537 (164:6-
16); A494:16-A497:8).  Of course, in May 1996, the Partnership paid a
20% premium over market for a 75,000 Unit block. Mr. Errickson conceded such Units were not a "control" block in his view and offered no explanation for the purchase. (A505:2-24).
Mr. Errickson also ignores that when the Odd-Lot Tender Offer
Resale was approved, HGI could have acquired up to 55% to 60% of the outstanding units (held in odd lots after the Reverse Split) a block that unquestionably would have represented "control" to HGI.  The
General Partner can hardly rest compliance with 7.05 on the fact that, fortuitously, the actual amount was less (i.e., enough to give HGI control but not a "control block" to a third party from the point of view of Defendants' expert). See, e.g., McMullin v. Beran, Del. Supr., No. 611, 1999, 2000 WL 1741717, *9, Nov. 20, 2000 ("[t]he issue of whether the directors reached an informed decision* must be determined upon the basis of the information then reasonably available to the directors*").
Mr. Errickson's blockage-discount theory does, however, explain precisely why an investor would have been willing to pay a premium over market for a significant number of Units. Just as the illiquidity of the market (according to Mr. Errickson, an average of approximately 800 Units a day in 1994/95 with 40 days on which there was no trading at all (A1657; A1669; A498:18-A499:5)) means that it would take years to dispose of 300,000 units without significantly disrupting the market, it also means that it would take years to acquire that many Units without driving up the price. As Mr. Errickson testified it would take "a very long period . . . two to three years" to acquire a block of 323,000
Units without materially running up the price.  (A501:15-A502:17; A538:
(169:10-170:5)). Thus, HGI could not increase its stake significantly through market purchases in mid-1995. If it had, it would have paid an average price in the range of $40 a Unit. (A503:5-A504:7; see also A1267).
Mr. Errickson's response to this, a regression analysis, is an unconvincing academic exercise. Mr. Errickson first tried, but failed, to determine a statistically significant relationship between volume and price. (A507:11-17). Although the purpose of the exercise was to ascertain how accumulating a large volume in a short time would impact the price, he could not find a statistically significant relationship between the two. (The apparent reason, discussed below, further undermines the analysis.)
Mr. Errickson added a second variable - a REIT index.  Here, he found what he describes as a statistically significant relationship. (A507:18-20). Thus, Mr. Errickson's model projected price movements in the Partnership's Units based on movement of REIT stocks. This alleged correlation, however, does not explain any relationship between price and volume in the Partnership's Units. Further, the use of a REIT index is ironic in light of Mr. Errickson's testimony that the REIT market differs significantly from the market for limited partnership units because of the significant differences between the two types of entities.  (A507:21-A508:19).
More fundamentally, the volume data he used in his regression analysis did not provide a basis for the conclusions reached. Mr. Errickson assumed in his regression analysis relating to the 293,539
Unit block that the block would be purchased over 25 trading days by the
purchase of 11,743 Units a day.  (A1697; A510:15-24).   This amount was
added to the actual volume on the days selected - resulting in trading volume ranging from 11,743 Units to 22,043 Units. (A1697).
However, of the 344 data points - prior trading days - used by Mr. Errickson, only three days had volume of as much as 10,000 Units; none were close to 22,043. (A513:20-A514:10). During that entire period there were only 21 days with volume over 5,000 Units. (A1631). The average volume in his regression analysis was 13,211 units a day (nearly 17 times the average trading volume in the period reviewed by Mr. Errickson) and his regression analysis projected that volume for 25 consecutive days. (A1697). Moreover, there is no evidence that Mr. Errickson collected and analyzed periods of consecutive high-volume trading days as separate data points. In other words, there is no evidence he used as a distinct set of data the effect of three-day, five-day or longer day periods of high volume on price as a basis for his regression analysis.
As Mr. Errickson admitted, the regression analysis is only as good as the data on which it is based. (A506:7-12). In the example used at trial, he agreed that he would not rely on the rate of growth of facial hair on pre-adolescent boys to predict the growth rate on adult males. (A506:13-24). Yet this is exactly what Mr. Errickson did in his regression analysis. The existing data - trading at an average volume of approximately 800 Units a day - with three trading days in a year and a half of as much as 10,000 units - provided no basis for extrapolating the effect of sustained trading at 17 times the average volume for over a month.
Mr. Errickson effectively acknowledged this when he was asked how long it would take to acquire a 300,000-unit block without "materially" impacting the market. His candid admission - based on common sense and experience, not a "regression analysis" - was that it would take - a very long period . . . two to three years." (A502:8-
11). The claim, based on his regression analysis, that a purchaser could have acquired 300,000 Units in a month without a significant price increase simply cannot be credited.
3. Defendants Violated Section 7.10(a)
a. There Was No Independent Deliberation
The Agreement provides for a standing Audit Committee which holds separate meetings. (A28a:20-A29:2). According to the minutes of these meetings, the Audit Committee either meets alone as a body or the inside directors excuse themselves from certain portions of the meetings so that the Audit Committee can deliberate and discuss independently those matters under its charge that relate to management. (A674; A1031).
The standing Audit Committee was charged with addressing self-dealing transactions and had in fact addressed self-dealing transactions prior to the Challenged Transactions. Thus, for example, at the June
29, 1994 meeting, it approved new management contracts between the Partnership and HMC. (A1033). The minutes of the meeting show that there was a presentation and consideration of the fees charged by third parties. (Id.).
At no time did the Audit Committee review or approve the Challenged Transactions. (See Mem. Op. 20 ("it is clear that the Audit Committee did not meet to review and approve the transaction")). Defendants in this litigation claim that a "Special Committee" that was allegedly equivalent to the Audit Committee reviewed and approved the sales of Units to HGI and award of the Unit options to officers of the General Partner and its affiliates.
The pro forma approvals by a "Special Committee" do not satisfy
 7.10(a)'s requirement for "review" and "approval," even if these other "committees" could be said to constitute the Audit Committee.
The function of an independent committee is to assure that the terms of transactions between an entity and a controlling shareholder
(or equivalent) approximate an arm''s-length transaction. See generally, Kahn v. Lynch Comm. Sys., Inc., Del. Supr., 638 A.2d 1110 (1994); Weinberger v. UOP, Inc., Del. Supr., 457 A.2d 701, 709-10 n.7 (1983); In
re Maxxam, Inc., Del. Ch., C.A. Nos. 12111, 12353, Jacobs, V.C., 1997 WL 187317, at *29 (April 4, 1997). The hallmark of a properly functioning independent committee, as the name suggests, is independent action.
This is demonstrated by the committee fully informing itself, by the retention of independent legal and financial advisors, and by separate and independent deliberation and decision making. Kahn, 638 A.2d at 1120-21 ("[p]articular consideration must be given to evidence of whether the special committee was truly independent, fully informed, and had the freedom to negotiate at arm's length); Maxxam, 1997 WL 187317 at *22 (policy behind special committees "presupposes a truly indepen-dent, well informed and properly motivated bargaining representative - not [ ] pro forma deployment of a special committee consisting of persons who, although prominent, lack true independence").
Leading commentators in Delaware have made the same point in discussing how committees of independent directors (like the Audit Committee) should conduct themselves. See E. Norman Veasey, Counseling Directors on the Duty of Loyalty and the Use of Special Committees, Delaware Lawyer, Fall 1990; A. Gilchrist Sparks, III, S. Mark Hurd, Special Committee Directors - When Does the Business Judgment Rule Apply and to What Extent Are Committee Meetings Confidential?, ALI-ABA Course of Study, October 7, 1999. Among the recommendations in establishing and advising such committees are:
the committee itself should exercise due care in hiring its own legal counsel and financial advisors . . . the committee's good faith should be genuine and it should be demonstrated throughout the process by its diligence, vigor and independence . . . the committee should not be, or give the impression that they are, "supine" or "torpid" or that their process is a "charade" when dealing with interested management.

Veasey at *33 (footnotes omitted) (emphasis added). Chief Justice Veasey also stresses that these committees should undertake "vigorous efforts to obtain the best available information and to consider the proposed course of action . . . " Id. (emphasis added).
HGI Defendants and Mr. Kailer are no strangers to the process of getting independent legal counsel and independent financial advice where there are conflicts of interest. Mr. Guzzetti and Mr. Kailer explained that they recently used precisely these procedures in handling a conflicted transaction among affiliates of the Hallwood Energy companies. (A52:20-A55:14; A366:5-24).
None of the indicia of informed independent action was present in the approval of the transactions at issue in this action. The "Special Committee" did not retain (or even consider retaining) any independent advisors; its members did nothing to inform themselves; and it did not meet, confer, deliberate or act independently. (A1289 & A1301 at Nos. 165, 168, 170, 172, 184, 185, 186, 187, 195, 198, 199).
Defendants' position seems to be that as long as the outside directors are present and approved a transaction, 7.10(a) has been satisfied. This is obviously inconsistent with the purposes of the Audit Committee and the ways in which independent committees typically conduct their affairs and if accepted, would divest 7.10(a) of any meaning. Strassburger v. Earley, Del. Ch., 752 A.2d 557, 567 (2000) ("[t]he infirmity in Henderson's independent committee role is that he was not asked to, and therefore did not, consider all information highly relevant to his assignment"); Sealy Mattress Co. v. Sealy, Inc., Del. Ch., 532 A.2d 1324, 1337 (1987) (enjoining merger where directors "were completely uninformed"). See also In Re Tri-Star Pictures Inc. Litigation, Del. Ch., C.A. No. 9477 Jacobs, V.C. (March 4, 1995) at 6 ("directors who have a conflict of interest relating to a proposed transaction should totally abstain from participating in the board's consideration of that transaction").
b. The Board Was Misled
More fundamentally, the General Partner and the HGI Defendants either affirmatively misled, or withheld crucial information from, the members of the so-called Special Committee. Defendants claim that the Board was informed that HGI was the only source of debt or equity financing for the transactions. Mr. Guzzetti testified that at the October 1994 meeting it was discussed with the Non-HGI Directors that, "[w]e didn't have any other source of financing at the time, other than the Hallwood Group." (A115:8-18). What the Non-HGI Directors were not told was that Defendants had made no effort to locate financing from anyone other than HGI. To the contrary, from the time the transactions were first discussed among Messrs. Guzzetti, Gumbiner and Troup, HGI made clear that it would purchase the Units and the principals acted under that assumption throughout. Nor did the HGI Directors share with the Non-HGI Directors any of the General Partners' valuations or analyses of the Partnership properties. No consideration was given to HGI loaning the money or deferring the transactions until the Partnership could retire the Units.
Mr. Kailer's concurrent role as HGI's counsel and his
representation of HGI with respect to the Challenged Transactions was not discussed in any of the meetings at which the transactions were approved. When forced to provide a direct answer on the point, the best Mr. Kailer could come up with was that at some earlier time he had told directors he "also represented Hallwood Group and that they, you know, needed to be aware of that." (A371:5-9). Mr. Story, the only director who testified at trial, denied even that disclosure. (A82:18-83:6). There is no evidence that the extent of Mr. Kailer's involvement with HGI and its affiliates, or that he was actually performing legal services for HGI in connection with the transaction at issue, was ever disclosed to the Non-HGI Directors. Nor was there any attempt to explain to the Board the significance of Mr. Kailer's conflict as required by the governing ethical rules. (See discussion below).
This omission is critical given the role that Mr. Kailer played in having the transactions approved. He was the only outside advisor the Board heard from and he essentially blessed the transactions. Mr. Guzzetti described Mr. Kailer's presentations to the Board as implicitly opining that the transactions were "routine" and "appropriate." (A594a:2-A594b:15). The outside directors clearly placed great reliance on Mr. Kailer and his firm and implicitly on the disinterestedness and objectivity of the advice he gave. (A69:11-12; A540:10-16). At his deposition, for example, Mr. Story made clear that, at every turn, he relied upon Mr. Kailer to advise him. Mr. Story did not read the Partnership Agreement himself. He recognized that it had certain "nuances." He believed the agreement addressed conflicts of interest and Audit Committee procedures, but he relied upon and trusted Mr. Kailer to inform him about these conflicts. (See (A645b:25-A645e:25; A645h:18-A645i:6; A645j:1-5; A645l:21-A645m:23). Thus, the nature and extent of Mr. Kailer's relationship with HGI was of crucial importance. The importance of the information, and the fact that the Non-HGI Directors were not informed as to Mr. Kailer's intimate relationship with HGI, is also made crystal clear by the testimony of Mr. Forsyth, who stated explicitly that when considering the Challenged Transactions, he "would like to have known of the scope of his link to Hallwood Group or other entities." (A546:23-A549:17). Defendants did not call Mr. Forsyth or either of the other two Non-HGI Directors who participated in the February 1995 and May 1995 meetings as witnesses at trial.
The significance of Mr. Kailer's failure to address these issues
(and the knowing participation of Messrs. Guzzetti, Gumbiner and Troup in the nondisclosures) is underscored by requirements for obtaining consent to a conflict set forth in the rules of ethics. The Texas, Delaware and Model rules all prohibit representation of one client in a transaction with another client unless a two-prong test is met. Specifically, 1.06 of the Texas Rules provides as follows:
(a) A lawyer shall not represent opposing parties to the
same litigation;
(b) In other situations and except to the extent permitted
by paragraph (c), a lawyer shall not represent a
person if the representation of that person:
(1) involves a substantially related matter in which
that person's interests are materially and
directly adverse to the interests of another
client of the lawyers or the lawyer's firm; or
(2) reasonably appears to be or becomes adversely
limited by the lawyer's or law firm's
responsibilities to another client or to a third
person or by the lawyer's or law firm's own
interests;
(c) A lawyer may represent a client in the circumstances
described in (b) if:
(1) the lawyer reasonably believes the
representation of each client will not be
materially affected; and
(2) each affected or potentially affected client
consents to such representation after full
disclosure of the existence, nature, implica-
tions, and possible adverse consequences of the
common representation and the advantages
involved, if any.
There is no question that Mr. Kailer represented both the
Partnership and HGI in the transactions. He did all the legal work there was to do for HGI in the transaction, and as HGI's counsel, he attended the Board meetings at which HGI discussed and approved the transactions. (See n. 14 supra.). Section 1.06 (b)(1) clearly applied. The interests of the Partnership - in retiring the Units or, if necessary, selling them and obtaining the most for its Units - and the interests of HGI - in securing control and paying the least for the Units - were directly adverse. Charles W. Wolfram, Modern Legal Ethics,
 7.3.4 (1986) (representing both purchaser and seller is paradigm of conflict). Mr. Kailer recognized at trial that in a conventional sale of stock or issuance transaction, there is a conflict of interest. (A367:1-8).
Even if there were no actual representation of HGI in the
Challenged Transactions (which there clearly was), 1.06(b)(2) applies. By its terms, that subsection is not limited to instances of simultaneous representation of both sides in the same transaction. See Wolfram, Modern Legal Ethics 7.3.4 ("A conflict exists if any common material interest of different clients diverge in a significant way"). So long as it was reasonably apparent that his representation of the Partnership might be adversely limited by his ongoing representation of HGI, that subsection applies. The concept reflected in 1.06(b)(2) is hardly a new one. See Williams v. Reed, 3 Mason 405, 418, Fed. Case No. 17,733 (C.C. Me. 1824) (emphasis added) ("When a client employs an attorney, he has a right to presume, if the latter be silent on the point, that he has no engagements, which interfere, in any degree, with his exclusive devotion to the cause confided to him; that he has no interest, which may betray his judgment, or endanger his fidelity") quoted with approval in International Bus. Machines Corp. v. Levin, 579 F.2d 271, 282 n.3 (3d Cir. 1978). Clearly that element was met here. More generally, Mr. Kailer spent one-third of his time on HGI and its affiliates' work, for which he billed $500,000 to $1 million per year. All of those assignments were controlled by Mr. Gumbiner, the "ultimate decision maker" of those entities. Mr. Kailer admitted as much by advising Mr. Guzzetti (as well as Messrs. Gumbiner and Troup) not to vote on the 30,000 Unit Sale and Odd-Lot Tender Offer Resale to HGI. (A350:22-A351:3). If, as Defendants now allege, Mr. Guzzetti was an officer of HGI in name only and was acting only on behalf of the General Partner, then under Defendants' current rationale Mr. Guzzetti suffered from no conflict.
In these circumstances the rules required Mr. Kailer to obtain
"informed consent" from his client, that is to say consent after
"full disclosure of the existence, nature, implications, and possible
adverse consequences of the common representation."   Texas Rule
1.06(c)(2) (emphasis added). See Restatement (Third) of the Law Governing Lawyers 122 (2000) ("Informed consent requires that the client or former client have reasonably adequate information about the material risks of such representation to that client or former client").
An attorney representing adverse parties has "a heavy burden to see that there is full disclosure and full protection of both parties." Holley v. Jackson, Del. Ch., 158 A.2d 803, 808, (1959); Craft Builders, Inc. v. Ellis Taylor, Inc. Del. Supr., 254 A.2d 233, 236 (1969). See also Wolfram, Modern Legal Ethics 7.2.4 at 343 ("[i]t must also be clear that each affected client has been fully informed about the conflict and its dangers, and thereafter, has actually consented to the conflict"); Geoffrey C. Hazard, Jr. & W. William Holes, The Law of Lawyering 11.14 (3d ed. 2001).
It is no answer that certain of the Board members may have known that Mr. Kailer represented HGI as well. (In fact, the only evidence from the Non-HGI Directors is that they did not know.) In the IBM case, for example, the law firm for the plaintiff in an antitrust litigation which had been proceeding for five years against IBM was disqualified because the firm also represented IBM in connection with certain unrelated employment matters in the same time period. See IBM v. Levin, 579 F.2d 271, 283 (3rd Cir. 1978). This is notwithstanding the law firm's assertion that IBM's antitrust lawyers must have known with whom IBM's employment attorneys were working. According to the court, the law firm had the burden of "affirmatively providing disclosure and obtaining consent." Id. at 282. See Wolfram, Modern Legal Ethics
7.2.4 at 346 ("Client consent must be explicit . . . It is not enough that the lawyer indicated that he or she will proceed unless the client objects; the burden is on the lawyer to demonstrate that the client has sufficiently and affirmatively consented").
The need for informed consent is underscored by the revised ABA rules proposed by the Ethics 2000 project which is chaired by Chief Justice Veasey. Those rules require that consent not only be informed but also be in a writing (already a practice at Jenkens & Gilchrist) that "include[s] disclosure of the relevant circumstances and reasonably foreseeable results of the conflict of interest. . . ."
Model Rules of Professional Conduct, Proposed Rule 1.7, cmt. 20 (2001). Finally, the advice Mr. Kailer gave to the General Partner highlights the problem posed by conflicting representations. On every issue he construed the Partnership Agreement and the governing law in such a way as to permit HGI to do what it did. Confronted with the distinct provisions of 7.09 and 9.01 of the Partnership Agreement,
Mr. Kailer relied on the first operative phrase in 7.09 that the Partnership may "purchase or otherwise acquire" but says he ignored the very next operative phrase:  "and following any such purchase or acquisition, may sell or otherwise dispose of such Units. . .."
Instead, he advised the Board only that HGI could purchase Units under
9.01. He testified that he believed that 7.05 and 7.10(a) did not apply and mentioned neither to the Board, but had the deal approved by a spontaneously labeled "Special Committee." He also testified that he considered whether the transaction could be viewed as a direct tender offer by HGI under the SEC's tender offer rules and decided it did not. Faced with the AMEX rules, he stated that he also determined that those rules did not apply.
Not surprisingly, at trial, Mr. Kailer refused to acknowledge that any contrary view on these issues was conceivable. (A375:7-17). This Court has taken a different view on that point by denying summary judgment. There is no question that independent counsel might well (and indeed should have) reached conclusions different from Mr. Kailer's.
The Board was not alerted to the possibility of a different view, or even to the issue of whether it should retain other, independent counsel to advise it on the issues.
Having misled the members of the so-called "Special Committee,"
the General Partner and the HGI Defendants cannot rely on any approval by that committee. The Defendants' conduct vitiates the effect of the committee's actions. See Mills Acquisition Co. v. MacMillan, Inc., Del. Supr., 559 A.2d 1261, 1284 (1989) ("[W]hen a board is deceived by those who will gain from such misconduct, the protections guarding the decision vanish. Decisions made on such a basis are voidable at the behest of innocent parties to whom a fiduciary duty was owed and breached and whose interests were thereby materially and adversely affected"); Weinberger v. UOP Inc., Del. Supr., 457 A.2d 701, 712
(1983) (approval of minority stockholders is "meaningless" when minority acted on less than all of the information necessary to reach fully informed decision); Strassburger v. Earley, Del. Ch., 752 A.2d 557, 567 (2000) (independent committee approval is "infirm" where, among other things, committee was not provided accurate information about stock's trading price). See also Cinerama, Inc. v. Technicolor, Inc., Del. Ch., 663 A.2d 1134, 1153 (1994) aff'd, Del. Supr., 663 A.2d
1156 (1995) (interested director would not be protected by approval of transaction by disinterested board which was not made aware of individual's interest); Hanson Trust PLC v. MLSCM Acquisition, Inc., 781 F.2d 264 (2d Cir. 1986).
B. Section 9.01 Does Not Govern The Transactions
1. Section 9.01 Governs Issuances
The Partnership Agreement distinguishes between issuances of Units by the Partnership and resales by the Partnership of previously issued Units that it has purchased from Unitholders. Section 9.01 deals with issuing additional Units or new securities, not with selling or reselling existing Units. (A777). Other sections of the Partnership Agreement similarly describe Article IX and 9.01 as authorizing the issuance of additional securities (i.e., not simply the sale of existing Units). See, e.g., 5.02(b)(i); 7.02(p). ((A767; A772) (emphasis added)).
Defendants admit that an issuance involves the receipt of a
capital contribution and "an increase in the Partnership's outstanding units." (Def. PT Br. 37) (emphasis added). In contrast, 7.09 states in relevant part: "the General Partner may, on behalf of and for the account of the Partnership, purchase or otherwise acquire Units and following any such purchase or acquisition, may sell or otherwise dispose of such Units." (A775) (emphasis added). Thus, the
Partnership Agreement contemplates that the Partnership can "sell" its own Units after having purchased them.
The distinction between a resale of outstanding Units purchased by the Partnership and an issuance of additional Units was intended by the drafters of the Partnership Agreement:
Specifically, the Partnership may reacquire Units
if the General Partner determines that the market
price is undervalued or if the Partnership requires
additional units to exchange in consideration for
properties and does not desire to issue additional
Units.
(A1462) (emphasis added).
2. These Transactions Were Resales Of
Units, Not Issuances Of Additional Units
a. The Odd-Lot Tender Offer Resale Was
Not Intended To Be An Issuance
From the outset, the transfer of Units acquired by the Partnership through the Odd-Lot Tender Offer to HGI was described, structured and
carried out as a resale, not an issuance.   In fact, Defendants
rigorously expunged any reference to "issuance", "canceling" old
Units, capital contributions, and the like. It was only when this lawsuit was filed that Defendants tried to recast their acts as falling under 9.01. Their approach was not the result of inadvertence or administrative error. It was a conscious and informed decision made to avoid triggering AMEX rules that are expressly designed to protect public security holders from transactions, like those at issue, that transfer control of a listed entity.
Section 713 of the AMEX rules provides:
The Exchange will require shareholder approval (pursuant to a proxy solicitation conforming to SEC proxy rules) as a
prerequisite to approval of applications to list additional
shares to be issued in connection with:
(a) a transaction involving:
(i) the sale, issuance, or potential issuance by the
company of common stock (or securities convertible
into common stock) at a price less than the
greater of book or market value which together
with sales by officers, directors or principal
shareholders of the company equals 20% or more of
presently outstanding common stock; or
(ii) the sale, issuance, or potential issuance by the
company of common stock (or securities convertible
into common stock) equal to 20% or more of
presently outstanding stock for less than the
greater of book or market value of the stock;
Am. Exch. Rul. 713, Am. Stock Exch. Guide (CCH)  10, 198 (1998).  At
the time Defendants presented the Odd-Lot Tender Offer to the Board, they understood that the transaction would involve a potential transfer to HGI of as much as 55% of the outstanding Units, and very likely would involve in excess of 20% of the outstanding units. (A1328; A1028; A381:23-A382:7). Further, because Defendants proposed to transfer the Units to HGI at market (and less than half of book value), 713 would have unquestionably been triggered by the transaction.
The same is true for  712, which provides:
Approval of shareholders is required (pursuant to
proxy solicitation conforming to SEC proxy rules)
as a prerequisite to approval of applications to
list additional shares to be issued as sole or
partial consideration for an acquisition of the
stock or assets [i.e., money] of another company in
the following circumstances:
(a) if any individual director, officer or substantial
shareholder of the listed company has a 5% or greater
interest (or such persons collectively have a 10% or
greater interest), directly or indirectly, in the
company or assets to be acquired or in the
consideration to be paid in the transaction and the
present or potential issuance of common stock, or
securities convertible into common stock, could result
in an increase in outstanding common shares of 5% or
more; or
(b) where the present or potential issuance of common
stock, or securities convertible into common stock,
could result in an increase in outstanding common
shares of 20% or more.
Am. Exch. Rul. 712 Am. Stock Exch. Guide  10,198A (CCH) (1998).
Under both of these Rules, if an "issuance" of Units were
involved, the General Partner would have had to obtain Unitholder approval for the transactions through a proxy solicitation complying
with SEC Rules.   That was a result that, from the HGI Defendants'
perspective, had to be avoided at all costs. It was therefore critical that the transactions not involve an "issuance."
The solution was straightforward enough:  the Partnership would not cancel the Units it purchased and issue new Units to HGI. It would simply "resell" the Units it purchased to HGI. As Mr. Kailer admitted at trial, if the transaction involved not an issuance but merely a transfer of Units from outside Unitholders to the Partnership and resale to HGI (i.e., as Defendants told Gotham in October 1996, a "passthrough"), the AMEX Rules would not apply. (A386:14-A387:2).
The record reveals that that is exactly how Defendants
characterized and treated the transaction. The only contemporaneous evidence relating to any communication with the AMEX is a letter written by Richard Kelley, which is "cc'd" to Christopher Osborne, Mr.
Kailer's associate at Jenkens & Gilchrist. In that May 31, 1995 letter, Mr. Kelley informed the AMEX of the Partnership's intent to carry out the Odd-Lot Tender Offer. (A980-A981). Nowhere in the letter to the AMEX are the words "issue" or "issuance" even used. Mr. Kelley instead states that the Partnership will "resell any Units that it acquires to the Hallwood Group Incorporated...." (Id.).
The plain meaning of that letter is reinforced by documentary evidence created at precisely the same time. The day after Mr. Kelley sent his letter to the AMEX, Mr. Kelley received from the Partnership's transfer agent, Equiserve Limited Partnership ("Equiserve") (formerly known as The First National Bank of Boston), a draft of an agreement setting forth the role of Equiserve in the Odd-Lot Tender Offer. (A1342-A1347). The initial draft provided by Equiserve (and circulated to Messrs. Guzzetti, Kailer and Osborne) did not, in Defendants' view, accurately reflect the substance of the transaction and how Equiserve was to handle Units purchased by the Partnership through the Odd-Lot Tender Offer. Handwritten notes on the draft state:
We really want to transfer the Units to HRP and then
to HWG not
cancel them -- it will be a sale of the Units and
transfer to new owner.
(A1344) (emphasis added). The point is iterated on the bottom of the same page. A proposed handwritten insert by Richard Kelley (A430:19-A432:1) stating that Equiserve would "[a]ccumulate the canceled units in an account . . ." is deleted.  Next to the words "canceled units"
is the comment "don't cancel - TRANSFER."  (A1344) (emphasis added).
The revisions set forth in these notes - unmistakable in their meaning - were incorporated in a subsequent draft of the agreement transmitted by Mr. Kelley to Equiserve the following day. The cover sheet signed by Mr. Kelley explains that "Section C[ ] need[s] to be clear that the purchased units are going to ultimately [be] sold to the
Hallwood Group. . . ."  (A1348).  Those changes were in turn carried forward into the final agreement. Section C of that agreement notes the Units would be transferred "into an account in Hallwood Realty's name, afterward, Hallwood Realty will sell these to the Hallwood Group Incorporated or other party(s)." (A1337; A1339).
b. The Transactions Have Consistently Been
Described As A Sale Or Resale Not An Issuance
The language of sale and resale has been consistently used by
Defendants to describe the Odd-Lot Tender Offer Resale. At the October 1994 Board meeting, the General Partner authorized and directed the Partnership to "sell the units acquired in the Tender Offer and those reacquired as fractional units to Hallwood Group." (A1332) (emphasis added). Similarly, at the May 1995 special meeting, the General Partner's Board of Directors resolved that: "[t]he Partnership offer to sell to the Hallwood Group Incorporated or other institutional investors, including affiliates of the Hallwood Group Incorporated, all of the Units that it acquires pursuant to the Tender Offer...." (A1468)
(emphasis added).
So also the General Partner's public statements repeatedly
describe the transaction as a "resale." The General Partner and the Partnership referred to the anticipated transfer of Units to HGI as a "resale" in public documents that announced and communicated the Odd-Lot Tender Offer to Unitholders:
* In the press release announcing the Odd-Lot Tender
Offer, the Partnership stated unequivocally that
"[t]he Partnership will resell any Units that it
acquires to the Hallwood Group Incorporated...."
(A1471) (emphasis added).
* The June 8, 1995 letter sent by the Partnership and
the General Partner to Unitholders announcing the Odd-
Lot Tender Offer stated that:  "[t]he Partnership
will resell any Units that it acquires to the Hallwood
Group Incorporated...." (A848) (emphasis added).
The Partnership's filings with the SEC, which are required by law to be free of misstatements and material omissions and which were reviewed by counsel and the Partnership's outside accountants, reported that the Units had been resold. (A554:11-A559:6).
* The Partnership's 1995 (and subsequent) Form 10-Ks
and Form 10-Qs state that:  "As planned, the
Partnership resold the acquired Units to [HGI] for the
amount that the Partnership paid for the Units."
(A1445).
* Similar language appears in HGI's Form 10-Ks
including its most recent which states:  "These Units
were resold to [HGI] for $4,115,000."  (A1393).
The usage is not an accident.  These documents were not drafted and approved by low level clerical personnel who did not know the
difference between an issuance and sale.   They were reviewed and
approved by Mr. Kailer, by the Partnership's accountants, and by the General Partner's senior officers including Mr. Guzzetti and Mr. Gumbiner.
c. The Odd-Lot Tender Offer Resale
Was Not Accounted For As An Issuance
According to the General Partner's chief financial officer,
Jeffrey Gent, a purchase (and cancellation) of Units by the Partnership and an issuance of the same number of units to HGI should have been reflected on the Partnership's books in the following way: a debit and credit on the cash account reflecting, respectively, the amount of cash paid and received by the Partnership and a debit and credit on the capital account reflecting, respectively, a reduction in capital (corresponding to the cancellation) and the new capital contributed by HGI in exchange for the issuance of new Units. These entries should appear on the Partnership's general ledger. (A407:2-A408:20; A563:17-A564:5; A556:13-24; see also A767 (providing that if there is an issuance of Units pursuant to 9.01(a), the Partnership's Capital Accounts must be adjusted)). Although offsetting entries were made in the cash account, (reflecting the payment and receipt of funds) (A445:14-A446:14), no entries were made in the capital account for the alleged cancellation and issuance. Mr. Gent testified:
Q: If, in fact, new units were issued to the Hallwood
Group Incorporated, in connection with the odd-lot
tender offer; wouldn't you expect to find an entry in
the capital account.
*     *     *
A: Yes, I would have.
(A563:18-A564:5; A562:7-12; A407:2-A408:20).
Mr. Kelley, who entered the transactions in the ledger, tried to explain the problem away at trial by stating that since the transaction did not result in a net change in the outstanding Units, there was no need to make an entry in the capital account. But as Mr. Kelley admitted, he made the appropriate entries in the cash account despite the fact that the purchase and sale transactions had no net change on
the Partnership's cash position either.   (A445:14-A446:2).
Mr. Kelley also tried to justify the accounting treatment by arguing that the transaction was the same as any transfer from unaffiliated Unitholders to HGI with the Partnership acting as broker. (A434:5-A435:20). This explanation hardly assists Defendants. When an investor purchases Units from another through a broker, the certificates are canceled and reissued, not the underlying Units. See 12.01 at
A781 ("Upon the transfer of a Unit in accordance with this [sic]
Article XIII, the General Partner shall cause the Partnership to issue replacement Certificates"). Mr. Kelley's broker analogy does, however, capture accurately how the transaction was presented to the AMEX, and is an apt one. The Partnership did not stand in the position of an issuer who is negotiating with HGI to obtain an infusion of capital in exchange for an issuance of new securities.
d. The Price Paid By HGI Was Not
Calculated By Reference To Any Date Of Issuance.
According to  9.01, Defendants are authorized to issue Units to the General Partner or HGI at no less than the "Unit Price," which is the average AMEX closing price for the five days prior to the issuance.
(A777). However, there was no independent calculation of the five-day average in connection with the "issuance" to HGI. Instead, as shown on the purchase invoices sent from the Partnership to HGI, HGI paid the exact same amount for the Units it repurchased from the Partnership as the Partnership paid when it originally purchased them from the various odd-lot holders. (A739-A755).
Defendants have offered no documents that record a date of
issuance and Defendants' personnel had no idea what the supposed date of issuance was - the date HGI paid for the Units, the date the transfer agent recorded a transfer of Units into HGI's name on its books or the date a certificate was delivered. Mr. Kelley conceded his ignorance on the subject. (A438:6-8). Whatever date it was, however, Defendants did not calculate the five-day market average for that date.
The one thing that is clear is that no one at the General Partner even considered applying the pricing requirements for an issuance (which were set forth in Mr. Kailer's summary to the Board) to the transfers to HGI based on the actual date of the alleged issuance. The procedure followed corresponds exactly with what actually happened. The Partnership resold the Units to HGI at the price at which the Partnership purchased the Units, regardless of when the Units were transferred to HGI. This process conformed to what HGI told Gotham's representatives in their October 1996 meeting, as reflected in Mr. Ackman's contemporaneous notes: it was a "pass-through transaction" (Mr. Tuthill), a "simultaneous transaction" (Mr. Guzzetti). (A1399).
C. Even If The Transactions Were Issuances,
The Protections Of Section 7.10(a) Still Apply
As this Court recognized, even if the Unit sales to HGI were issuances (which they clearly were not), the procedural protections of 7.10(a) can still apply. (Mem. Op. 21). Section 7.10(a) operates in harmony with and complements 9.01 with respect to issuances of new
Units to the General Partner and its affiliates. Whether an issuance or a sale, any transfer of Units to HGI is a transaction between the Partnership and one of the General Partner's affiliates and must be reviewed and approved by the Audit Committee pursuant to 7.10(a).
That interpretation is entirely consistent with the well-
established principle of contract interpretation "that a court interpreting any contractual provision,. . . must read the instrument as a whole, and, if possible, reconcile all the provisions of the instrument." Elliott Assocs., L.P. v. Avatex Corp., Del. Supr., 715 A.2d 843, 854 (1998). The court should attempt to harmonize the provisions so as to "give effect to all contractual provisions." E.I. Du Pont de Nemours & Co. v. Admiral Ins. Co., Del. Super., 711 A.2d 45, 60-61 (1995).
At most, the agreement may be ambiguous concerning whether the protections of 7.10(a) apply to legitimate issuances under Article IX. As this Court has already noted, because the General Partner drafted the Partnership Agreement, any ambiguities are to be resolved against the General Partner. (Mem. Op. 18). SI Mgmt. L.P. v. Wininiger, Del. Supr., 707 A.2d 37, 43 (1998); Katell v. Morgan Stanley Group, Inc., Del. Ch., C.A. No. 12343, Chandler, V.C., 1993 WL 205033, at *4 (1993).
Moreover, an investor reading the Partnership Agreement would certainly expect that a transfer of 25% (and as much as 55%) of the Units of the Partnership to the General Partner's parent would be the type of "transaction" entitled to the heightened review of the Audit
Committee. See Kaiser Aluminum Corp. v. Matheson, Del. Supr., 681 A.2d 392, 399 (1996) ("the Court must construe [ambiguity in Certificate] to adhere to the reasonable expectations of the investors who purchased the security and thereby subjected themselves to the terms of the contract").
Applying 7.10(a) does not, as Defendants argue, "subject" the
General Partner to "multiple standards" (Def. PT Br. 41). Section 7.10(a) is a procedural provision; it addresses which part of the General Partner will exercise the substantive grant of discretion contained in 9.01(a). It does not alter the standard in 9.01(a) or impose some additional and conflicting substantive requirements.
The general rule of contract interpretation that the general yields to the specific, cited by Defendants (Def. PT Br. 41-42), is misplaced. That rule only comes into play where there is a conflict between the two provisions. Rag Am. Coal Co. v. AEI Resources, Del. Ch., C.A. No. 16728, Strine, V.C., slip op. 19 (Dec. 7, 1999); Stasch v. Underwater Works, Inc., Del. Super., 158 A.2d 809, 812 (1960). There is no conflict between 9.01 and 7.10(a), and finding both 7.10(a)
and 9.01 applicable to an issuance does not render 9.01 "illusory and meaningless." (Def. PT Br. 43).
Defendants attempt to fabricate an inconsistency by arguing that
9.01(a) confers discretion on the General Partner and that the Audit Committee "is an entity separately created" and therefore distinct from the General Partner. (Def. PT Br. 42). As this Court previously found however, "[t]he Audit Committee, after all, is not a separate entity from the General Partner. The Audit Committee is created by and is a constituent part of the General Partner." (Mem. Op. 21).
D. Whichever Provisions Apply, The General Partner
Breached The Implied Covenant Of Good Faith
And Fair Dealing Of The Partnership Agreement
The Defendants do not escape liability even if the Court
determines that the Challenged Transactions were issuances and that the protections of 7.10(a) do not apply. The implied covenant of good faith and fair dealing prohibits the exact type of inequitable and exploitative conduct that the General Partner engaged in when conducting the Challenged Transactions. This Court expressly recognized the potential for application of this doctrine in its ruling on the Defendants' motion for summary judgment. (See Mem. Op. 29 n. 37 ("Any interstitial issues in this case are best dealt with through cautious application of the implied covenant of good faith and fair dealing")). "An implied covenant of good faith and fair dealing is engrafted upon every contract." Gilbert v. El Paso Co., Del. Ch., 490 A.2d 1050, 1054-55 (1984). The implied covenant of good faith and fair dealing is a "judicial convention designed to protect the spirit of an agreement when, without violating an express term of the agreement, one side uses oppressive or underhanded tactics to deny the other side the fruits of the parties' bargain." Chamison v. Healthtrust, Inc., Del. Ch., 735 A.2d 912, 920 (1999).
Here, Defendants attempted to manipulate the provisions of the Partnership Agreement to deny to the Partnership and the limited partners the benefit of the protections contained in the Partnership Agreement against self-dealing transactions, while at the same time avoiding the consequences of treating the transaction as a true issuance of Units. Defendants carefully structured the transaction as a purchase and "resale" of Units so as to avoid a Unitholder vote that would otherwise be required under AMEX rules upon an "issuance" of Units, yet now that 9.01 seems more advantageous in Court, they purport to rely on  9.01 to avoid application of  7.05 and 7.10(a).  The selective and inconsistent nature of Defendants' use of the Partnership Agreement is highlighted by their treatment of 7.09. Defendants rely on the first clause of the second sentence of 7.09 for authority to have the Partnership purchase Units but completely ignore the second half of the same sentence - which authorizes a resale of Units - and instead point to 9.01's rules on new issuances as controlling.
Thus, even if the Court concludes that Defendants did issue Units to HGI in connection with the 30,000 Unit Sale and the Odd-Lot Tender Offer Resale, Defendants conducted the issuance in a bad-faith effort to circumvent 7.05 and 7.10(a) of the Partnership Agreement while giving control of the Partnership to HGI. This by itself gives rise to a violation of the implied covenant of good faith and fair dealing.
E. The General Partner Breached Section 7.10(c) Of The
Partnership Agreement By Engaging In Willful Misconduct
Even if  9.01 affords the General Partner discretion in
conducting an issuance, 7.10 still requires that such discretion (i) actually be exercised (ii) in a manner that does not constitute
"willful misconduct" and (iii) that is reasonably believed by the General Partner to be consistent with the overall purposes of the Partnership.
Whatever authority and discretion 9.01 grants must actually have been exercised. The structure and text of 9.01 suggest that consideration and negotiation is expected when the General Partner is issuing new securities. The provision cites many types of securities that can be issued and highlights a variety of permutations (debt, equity, variable powers and priorities, voting rights, convertibility, etc.). The General Partner considered none of these possibilities, except one: reselling at cost to HGI. There were no negotiations, just Mr. Gumbiner giving Mr. Guzzetti the go-ahead.
In denying Defendants' motion for summary judgment, this Court noted that efforts by the HGI Defendants to mislead the Non-HGI Directors in order to induce the Non-HGI Directors to approve the Challenged Transactions would be "compelling evidence" of a violation of the willful misconduct standard in 7.10(c). (Mem. Op. 34). That, of course, is precisely what happened. The HGI Directors misrepresented to the Non-HGI Directors that HGI was the only source of financing, and did not disclose to the Non-HGI Directors the conflict under which Alan Kailer was operating.
The only possible explanation for keeping critical information from the Non-HGI Directors is a desire on the part of the HGI Defendants to get these Transactions approved at an unfair price and to manipulate the process to make sure no third party had a shot at this uniquely attractive opportunity. Consequently, the HGI Defendants engaged in willful misconduct under the formula specifically described by this Court.
The Transactions as conducted were not, and could not reasonably have been believed to be, in furtherance of the Partnership's overall purposes. The Partnership was formed to acquire Equitec partnerships and to "engage, directly or indirectly, . . . in investing, acquiring, owning, holding, . . . interests in real estate." (A765 3.01).
Serving as a cat's paw for the parent of its General Partner to acquire Units is neither consistent with, nor in furtherance of, that purpose. Additionally, in light of the glaring disproportionality of the benefits and costs of the Challenged Transactions, it is impossible to conclude that they were reasonably believed by the General Partner to be "consistent with the overall purposes of the Partnership" as mandated by  7.10 (c).
The requirement of faithfulness is not eliminated by  7.10,
either generally or under the facts found here. Section 7.10 does not provide that the General Partner may favor the interests of its parent over the interests of the Partnership. In the absence of a direct statement of that highly unusual right, which, we note, is directly contrary to the assurances of the General Partner's fiduciary duty in the Rollup prospectus (A1461), the Partnership Agreement should not be read to permit unfettered self-dealing.
We note in this regard that under  7.10(b), the Defendants have an obligation to "resolve conflicts of interest" in a good faith manner. Under the facts found here, the General Partner is also not entitled to the protection of 7.10. There was no honest attempt to "resolve such conflict of interest" under 7.10(b). Indeed, no one considered the fairness of the transactions to the Partnership. All the HGI Directors considered was whether the General Partner had the power
to self-deal.   But as Delaware has long held, just because a fiduciary
has the power to act does not make his actions right. Schnell v. Chris-Craft Ind., Inc., Del. Supr., 285 A.2d 437, 439 (1971) ("inequitable action does not become permissible simply because it is legally possible"). That fairness standard is what 7.10 contemplates and the Defendants had the duty to at least try to meet that test and they did not do so.
F. The HGI Directors Breached Their Fiduciary
Duties To The Partnership And The Limited Partners
1. The HGI Directors Owe A Fiduciary Duty To
The Partnership And The Limited Partners
The HGI Directors expressly acknowledged at deposition that they owed fiduciary duties of "utmost good faith, bonum fide" to the Partnership and its limited partners. (A566:7-18; A590:5-12). That recognition is entirely consistent with the established Delaware law that the directors of a corporate general partner themselves owe fiduciary duties to the Partnership. See In re USACafes, L.P. Litigation, Del. Ch. 600 A.2d 43, 47-50 (1991). In that case, Chancellor Allen relied on the accepted rule that the directors of a corporate trustee "are in a fiduciary relation not merely to the [corporation] . . . but to the beneficiaries of the trust administered by the [corporation]" and found that theory to be consistent with recognition that a director of a corporate general partner bears such a duty towards the limited partnership." Id. at 49. Those fiduciary duties include the "duty not to use control over the partnership's property to advantage the corporate director at the expense of the partnership." Id. See also Wallace v. Wood, Del. Ch., 752 A.2d 1175, 1182 (1999) (holding that plaintiffs stated a claim for breach of fiduciary duty by directors of a corporate general partner to a partnership because the allegations detailed the directors' "control of the affairs of the Partnership including the creation of and distribution of Partnership assets for their own benefit").
Under DRULPA  17-1101(d), default common law fiduciary duties that apply to any person (which includes directors) in connection with a limited partnership may be "expanded or restricted" in the partnership agreement. On summary judgment, this Court dismissed Gotham's fiduciary duty claims against the General Partner because it found the General Partner's duties had been supplanted by express duties under the Partnership Agreement. (Mem. Op. 25). No such modifications to the fiduciary duties of the HGI Directors exist in 7.05 or 7.10, or any other relevant section of the Partnership Agreement. As such, the conduct of the HGI Directors should be judged by common law fiduciary standards.
The HGI Defendants nonetheless argue that it is somehow
inappropriate to "hold the directors of a corporate general partner to a different standard than the corporate general partner."  (Def. PT Br.
52). Nothing in USACafes supports that contention. To the contrary, Chancellor Allen quoted a "leading authority" on the law of trusts for the proposition that a director of a corporate fiduciary can be liable not only for causing "the corporation to commit a breach of trust....", but also when the corporation has breached no duty:
Moreover, a director or officer of a trust institution
who improperly acquires an interest in the property of
a trust administered by the institution is subject to
personal liability.  He is accountable for any
profit....  Even when the trustee [itself] is not
liable, however, because it had no knowledge that the
director was making the purchase..., the director, ...
is liable to the beneficiaries.
In re USACafes, 600 A.2d at 48-49, quoting 4A Scott & W. Fratcher, The Law of Trusts 326.3, at 304-06 (4th ed. 1989). Chancellor Allen was explicit that the same concept would apply in the partnership setting:
[I]n some instances, for example, the use by a
director of confidential information concerning the
partnership's business not yet known by the board of
the general partners, there may be no breach of
loyalty or care by the general partner itself to abet,
yet there may be director liability to the partnership
by the directors.
In re USACafes, 600 A.2d at 49.
Section 7.06 of the Partnership Agreement also undermines
Defendants' claim that the HGI Defendants cannot be liable if the General Partner is not. The provision plainly draws on the vocabulary of fiduciary duties. It provides generally that the General Partner, officers, directors and affiliates will not be liable except in enumerated circumstances, including "breach of any duty of loyalty to the Partnership, "bad faith," and "a transaction from which an improper personal benefit is derived." There are obviously circum-stances in which an officer or director can have personally acted in bad faith, been disloyal or derived an improper personal benefit, but in which the General Partner (measured by the conduct of the entire Board) otherwise acted properly. By necessary implication, 7.06 contemplates that in these circumstances the officer, director or affiliate may be liable even though the General Partner is not.
2. Messrs. Gumbiner, Guzzetti And Troup
Breached Their Fiduciary Duties To The
Partnership And Limited Partners
The HGI Directors breached the fiduciary duties of loyalty in connection with the Challenged Transactions. Those directors stood on both sides of the transactions, each holding positions with HGI and the General Partner, and/or benefited personally from the Transactions through their interests in HGI. See Cede & Co. v. Technicolor, Inc., Del. Supr., 634 A.2d 345, 362 (1993) ("Classic examples of director self-interest in a business transaction involve either a director appearing on both sides of a transaction or a director receiving a personal benefit from a transaction not received by the shareholders generally").
Highly relevant to the current circumstances is Chancellor Allen's description of a "classic" breach of the fiduciary duty of loyalty in
USACafes:
Consider, for example, a classic self-dealing
transaction:  assume that a majority of the board of
the corporate general partner formed a new entity and
then caused the general partner to sell partnership
assets to the new entity at an unfairly small price,
injuring the partnership and its limited partners.
Can it be imagined that such persons have not breached
a duty to the partnership itself?  And does it not
make perfect sense to say that the gist of the offense
is a breach of the equitable duty of loyalty that is
placed upon a fiduciary?
USACafes, 600 A.2d at 49.
The HGI Directors engaged in exactly the conduct described by
Chancellor Allen and have therefore breached their fiduciary duty of loyalty to the Partnership. The three HGI Directors caused the General Partner to sell Partnership assets (the Units) to HGI at an unfairly low price and in violation of the General Partner's duties under the Partnership Agreement. More specifically, the three conceived, "negotiated" (with themselves on both sides), and structured the transaction in which potentially up to 55% of outstanding Units were sold to HGI at the undervalued price. These three defendants also caused the Board to approve, and the General Partner to execute, the Challenged Transactions. As discussed above, the Non-HGI Directors approved the transactions without information critical to making an informed judgment that was knowingly withheld and/or was misrepresented by the HGI Directors.
Even if the Court were to find that the General Partner had
somehow not breached its obligations under the Partnership Agreement, the HGI Directors still are liable for breach of their duty of loyalty. Because the HGI Directors were interested in the Transactions, they bear
the burden of demonstrating their entire fairness.   Under the entire-
fairness standard, the HGI Defendants have the burden of demonstrating that the Transactions were both substantively and procedurally fair. As set forth above, the HGI Directors have not met their burden of demonstrating substantive fairness. Procedural fairness is similarly lacking. There was no effort made by the Board as a whole or the "Special Committee" to inform itself about the Transactions; no independent legal counsel or financial advisor was retained; no effort was made to ascertain what a comparable third party would pay; no consideration was given to using the Partnership's cash on hand to retire the Units, to borrowing from the General Partner, to finding alternative financing or to the possibility of just waiting until the Partnership could even more easily fund the Transactions; and, as noted, the HGI Directors took steps to insure that the Non-HGI Directors were actually misinformed and relied on a materially insufficient presentation by Messrs. Guzzetti and Kailer.
G. HGI Is Liable For Breaching Its Fiduciary Duties To The
Partnership And/Or Aiding And Abetting The Directors' Breach
Just as directors of a general partner owe fiduciary duties to a partnership, so do controlling shareholders of a general partner. Chancellor Allen relied on cases imposing fiduciary duties on controlling shareholders in extending fiduciary duties to directors.
See USACafes, 600 A.2d at 49 ("While these authorities extend the fiduciary duty of the general partner to a controlling shareholder, they support as well, the recognition of such duty in directors of the [g]eneral [p]artner"), citing Tobias v. First City National Bank &
Trust Co., 709 F. Supp. 1266, 1277-78 (S.D.N.Y. 1989); Remenchik v.
Whittington, Tex. Ct. App., 757 S.W. 2d 836 (1988); In re Integrated Resources, Inc., Case No. 90-B-10411(CB) (S.D.N.Y. Oct. 22, 1990).
In Wallace, then-Vice Chancellor Steele expressly applied the principles set forth in USACafes to the parent corporation and affiliates of a general partner. Plaintiff in that case alleged that officers, affiliates and the parent of the corporate general partners "personally caused the Limited Partnership to enter into self-interested transactions adverse to the interests of the Limited Partners." Wallace, 752 A.2d at 1181. The Court found such allegations to state valid claims.  See id. at 1182.
HGI, acting through the HGI Directors, controlled the General
Partner and caused the Partnership to enter into Transactions that were intended to and did benefit HGI at the expense of the Partnership and its limited partners.
Alternatively, HGI aided and abetted the HGI Directors' breach and is equally liable with them for the breach. To prevail on a claim for aiding and abetting a breach of fiduciary duty, a plaintiff must establish: (1) the existence of a fiduciary relationship; (2) a breach of the fiduciary's duty; (3) knowing participation in the breach by a third party; and (4) damages resulting from the action of the conspiring parties. See Penn Mart Realty Co. v. Becker, Del. Ch., 298 A.2d 349
(1972).  See also Gilbert v. El Paso Co., Del. Ch., 490 A.2d 1050, 1057
(1984). Delaware courts recognize that the conduct of one set of individuals (e.g., the HGI Directors) can provide a basis both for the underlying breach of fiduciary duty and the aiding and abetting of that breach. Deutsch v. Cogan, Del. Ch., C.A. No. 8808, Hartnett, V.C., 1989 WL 34983 (1989).
The HGI Directors owe fiduciary duties to the Partnership and breached those duties in carrying out the self-interested Challenged Transactions. As in Deutsch, Messrs. Gumbiner, Guzzetti and Troup controlled HGI and caused it to knowingly participate in the transactions. There is no doubt that HGI participated as the purchaser of the fractional and odd-lot Units at the behest and under the direction of Messrs. Gumbiner, Guzzetti and Troup. HGI's conduct constitutes knowing participation in the Challenged Transactions, thereby subjecting it to liability for aiding and abetting the HGI Directors' breach of fiduciary duty to the Partnership and the limited partners.
H. HGI And Messrs. Gumbiner, Guzzetti And Troup Aided
And Abetted And/Or Induced The General Partner's Breach
Of The Duties Created By The Partnership Agreement______
Delaware courts have recognized that the duties set forth in partnership agreements are often simply fiduciary duties (or customized versions of fiduciary duties) committed to writing. Consequently, liability can lie for aiding and abetting a breach of a limited partnership agreement. See RJ Assoc. Inc. v Health Payors' Org., Ltd. L.P., Del. Ch., C.A. No. 16873, Steele, V.C., 1999 WL 550350, at *10
(July 16, 1999) (duty set forth in partnership agreement properly characterized as both contract and fiduciary). See also Davenport Group, L.P. v. Strategic Investment Partners, Inc., Del. Ch., 685 A.2d 715, 722 (1996) ("Whether couched as a breach of contract by condoning or approving an act unauthorized by the contract or as a breach of the duty of loyalty of a fiduciary expressly recited in the contract, Davenport's conduct formed an appropriate basis for removing Davenport as the General Partner"). For example, in Fitzgerald v. Cantor, Del. Ch., C.A. No. 16297-NC, Steele, V.C., 1999 WL 182573, at *1 (Mar. 25,
1999), then-Vice Chancellor Steele denied defendants' motions for summary judgment on plaintiff's claim for aiding and abetting in the breach of a contractually-created fiduciary duty. The court held that, "[b]ecause a claim for aiding and abetting a breach of fiduciary duty is not dependent on the origin of the underlying fiduciary duty, a legal claim does exist for aiding and abetting a breach of a contractually
created fiduciary duty."  Id.   (emphasis added).
This Court has recognized that 7.05 and 7.10(a) in substance match the entire-fairness standard. (Mem. Op. 28). Consequently, as in Cantor, if the HGI Defendants caused the General Partner to breach those provisions, they should be liable for aiding and abetting a breach of fiduciary duty.
As set forth above, liability for aiding and abetting lies where the alleged aider and abettor knowingly participated in the underlying breach. The HGI Defendants knowingly participated in the General Partner's breach of the contractually created "fiduciary duties" established by 7.05 and 7.10. The underlying breach of these provisions is premised in large part on the 30,000 Unit Sale and Odd-Lot Tender Offer Resale to HGI. The HGI Directors knowingly participated in the breach by causing the Partnership to enter into those transactions with HGI in violation of the Partnership Agreement. HGI knowingly participated in the breach by funding the Reserve Split and agreeing to repurchase the Units tendered in the Odd-Lot Tender Offer, while its principals were aware that the Units were being transferred below their value and in violation of the Partnership Agreement. See Deutsch, 1989 WL 34983 at *2-3.
In addition, this Court recognized that HGI and the HGI Directors could be liable if they induced the General Partner to breach the Partnership Agreement. (Mem. Op. 29). The elements of a claim of inducing another to breach a contract are: (1) a valid contract; (2) about which the defendants have knowledge; (3) an intentional act by defendants that is significant in causing the breach of the Partnership Agreement; (4) done without justification; and (5) which causes injury. Boyer v. Wilmington, Materials, Inc., Del. Ch., C.A. No. 12549, Allen, C., 1997 WL 382979, at *10 (June 27, 1997).
Each of these elements is present here. It is true that the burden for showing the absence of justification for corporate officers and controlling shareholders is higher than for unrelated parties but the facts here meet that higher threshold. See Shearin v. E.F. Hutton Group Inc., Del. Ch., 652 A.2d 578 (1994).
Officers and directors are justified in causing their corporation to breach a contract only when they act within the scope of their authority. Wallace, 752 A.2d at 1182-83. The officers or directors of a corporation who deceive other directors in order to cause the board to approve actions beneficial to the officer/director act outside the scope of their authority.
It is equally well settled that a parent corporation may be liable for tortious interference when the interference is "improper." Interference is improper if it is motivated by a "bad faith purpose" (Shearin, 652 A.2d at 590-91) or if it is accomplished through tortious means. See Restatement (Second) of Torts 771(c) cmt. F, 767 cmt. C 1979 (cited in Shearin, 652 A.2d at 589-90). An interference by misrepresentation is wrongful. Thus, misstatements made to the Board for the purpose of causing it to approve the transactions constitutes wrongful or improper acts that make the HGI Defendants liable for tortious interference.

II. GOTHAM IS ENTITLED TO THE EQUITABLE RELIEF IT SEEKS
As a court of equity, the Delaware Court of Chancery has the flexibility and discretion to fashion a remedy that will accomplish justice under the circumstances presented in each case. See Fitzgerald
v. Cantor, Del. Ch., C.A. No. 16297-NC, Steele, V.C., 1999 WL 182574
(Mar. 25, 1999) ("this Court's equitable powers afford [it] broad discretion in fashioning of appropriate relief"); Cede & Co. v. Technicolor, Inc., Del. Supr., 634 A.2d 345, 371 (Del. 1993) ("the Chancellor may fashion any form of equitable and monetary relief as may be appropriate . . ."); Wilmont Homes, Inc. v. Weiler, Del. Ch., 202 A.2d 576, 580 (1964) ("once a right to relief in Chancery has been determined to exist, the powers of the Court are broad and the means flexible to shape and adjust the precise relief to be granted so as to enforce particular rights and liabilities legitimately connected with the subject matter of the action").
The Court of Chancery has repeatedly recognized that rescission is the appropriate remedy to address self-dealing transactions. Oberly v. Kirby, Del. Supr., 592 A.2d 445 (1991). In Oberly, the Court traced the historical rules for redressing self-dealing transactions under trust law and in the corporate setting. The Court explained that the adoption of the entire-fairness rule had modified the rule under which shareholders had the power automatically to nullify any self-dealing transactions. Under the current construct:
When a challenge to fairness is raised, the
directors carry the burden of "establishing [the
transaction's] entire fairness, sufficient to pass
the test of careful scrutiny by the courts."
Weinberger v. UOP, Inc., Del. Supr., 459 A.2d 701,
710 (1983).  If a transaction is found to be
unfair to the corporation, the stockholders may
then demand rescission of the transaction or, if
that is impractical, the payment of rescissory
damages.  If, however, the directors meet their
burden of proving entire fairness, the transaction
is protected from stockholder challenge.
Id. at 466. Here, rescission is called for because the Defendants have not demonstrated that the Challenged Transactions meet the entire-fairness standard incorporated in the Partnership Agreement.
Rescission also would be the appropriate remedy under traditional equitable principles. The central inquiry in determining whether equitable relief should be granted is whether there is an adequate remedy at law. See Hughes Tool Co. v. Faucett Publications, Inc., Del. Supr., 315 A.2d 577, 579 (1974) ("The basic jurisdictional fact upon which equity operates is the absence of an [a]dequate remedy in the law courts" (citations and internal quotations omitted)); Chavin v. H.H. Rosin & Co., Del. Supr., 246 A.2d 921, 922 (1968) (equity "may give its equitable remedies in redress of legal rights for which the legal remedy of the award of damages is inadequate or impracticable"). There is no adequate remedy at law in this case because the transactions transferred control to HGI. It is now in a position to block any effort to remove the General Partner, and it has absolute control over the Partnership and its assets.
Delaware courts have recognized that there is no adequate remedy at law for breach of contract involving control positions in corporations and have repeatedly granted specific performance of contracts for the sale of a control block of units. See Grynberg v. Burke, Del. Ch., C.A. Nos. 5198, 6480, Brown, V.C., 1981 WL 17034, at
*11 (Aug. 31, 1981) ("[i]t is established law that one who contracts for the purchase of shares of stock in a corporation in such amount as to give majority control is entitled to specific performance of the contract because of the inadequacy of the remedy at law"); Hazen v.
Miller, Del. Ch., C.A. No. 1292-S, Jacobs, V.C.,   1991 WL 244240, at *5
(Nov. 18, 1991) ("[t]he remedy at law is inadequate if the stock is not generally available in the marketplace or is unique . . . or if it represents a controlling interest . . ."); Francis v. Midill, Del. Ch., 141 A. 697, 698 (1928) (". . . one who contracts for the purchase of shares of stock in a corporation in such amount as to give a majority control, is entitled to a specific performance"). See generally Donald
J. Wolfe, Jr. and Michael A. Pittinger, Corporate and Commercial Practice In the Delaware Court of Chancery 2-3(b)(2)(ii) (1989). Thus, Delaware courts recognize that "control" is itself a unique asset which cannot be replaced with damages.
The appropriateness of rescission here is demonstrated by Vice Chancellor Jacobs' recent decision in Strassburger v. Earley, Del. Ch., 752 A.2d 557 (2000). The minority shareholders there alleged that the board of directors had improperly authorized the purchase from the corporation's two largest shareholders (Triton and Hesperus) of 83% of the outstanding shares. The transaction had the intended effect of increasing the ownership of outstanding shares of the corporation's president (Walden) from 6% to over 50%, thereby giving him control.
Vice Chancellor Jacobs found:
If it were feasible, the remedy that would be most responsive to, and curative of, the harm that was inflicted here is a complete rescission of the...
repurchase transactions. A complete rescission would (1) undo the harm to the minority caused by Walden being installed in control and thereby in a position to dictate what opportunity (if any) the minority would have to realize on their investment, and (2) undo the harm done to [the corporation] by restoring the millions of dollars the Company expended to finance the repurchases. Thus, a total rescission would divest Walden of control and restore him to his original (6.9%) minority position, and would also restore the transaction purchase price to Ridgewood.
Id. at 578.
For the same reasons, rescission here would be the "most responsive" and "curative" remedy. It would take away the blocking position HGI obtained through the Challenged Transactions and restore to the Partnership and unaffiliated limited partners the opportunity to remove the General Partner or at least influence its decisions by the legitimate threat of removal, and it would permit the Partnership to recover the one-time opportunity to retire 20% of its Units and realize the benefit of the spread between the market price and NAV.
Defendants have offered no reason why this remedy should not be given. Impracticability, which is frequently an obstacle to rescission, is not a problem here. HGI still holds the Units (through a controlled entity) transferred in the Challenged Transactions, so they can readily be returned to the Partnership in exchange for the amount of consideration the Partnership received in 1995. The same is true for the options held by the Defendants.
Defendants' only other articulated reason for denying rescission is Gotham's alleged delay in suing.
As noted below, there is no evidence of any intentional delay; and the delay that occurred was not so extensive as to preclude rescission. Again, Strassburger is instructive. There, suit was brought approxi-mately a year after the transaction and "[n]o effort was made to expedite the trial which took place four years later, in an effort to preserve complete rescission as a viable remedy." Strassburger, 752 A.2d at 577. (Here, of course, Defendants took every opportunity to delay trial). The Court nonetheless granted partial rescission as to the parts of the transaction that were possible to unwind. The Court denied rescission only as to the parts of the transaction that it was no longer possible to unwind.
Gotham's actions stand in marked contrast to the type of extreme and unnecessary delay that has been found to support a denial of rescission relief. In Ryan v. Tad's Enterprises, Inc., Del. Ch., 709 A.2d 682 (1996), plaintiffs commenced an appraisal proceeding in 1988 but did nothing to pursue the claim. In 1991, literally on the eve of the expiration of the three-year limitation period, plaintiff filed an action alleging breach of fiduciary duty and fraud. Throughout, plaintiffs had dragged their feet:
As the defendants correctly point out, this case was initially filed in September 1988, and thereafter was repeatedly permitted to languish.
In many instances the defendants had to prod the plaintiffs into further action. In March 1990, motivated by the need to preserve the testimony of the Townsends because of their advanced ages, the defendants noticed their own depositions. In
February 1991, it was the defendants who asked that the case be scheduled for trial. Only thereafter, in February 1991, did the plaintiffs assert their fiduciary duty claim, but thereafter did not diligently pursue those claims. In February 1993, the defendants requested that the action be removed from the active calendar because of the plaintiffs' failure to prosecute. And, after further discovery, it was the defendants who requested a conference in January 1994 to schedule a trial date.
Id. at 698-99 (emphasis omitted).
There is nothing comparable here. As explained at trial the details of, and facts relevant to, discovering Defendants' misconduct were disclosed over an extended period of time. (A128:11-A136:4). The vice in Defendants' actions was not really brought home to Gotham until the announcement of the Partnership's repurchase of a block of Units at a premium over market in the summer of 1996. (A134:21-A136:4). Gotham then promptly contacted and arranged a meeting with Defendants to raise its concerns. (A136:16-A137:10). Gotham was provided no meaningful explanation of the Challenged Transactions at the meeting. (A139:8-A141:22).
When Defendants refused to address Gotham's concerns, Gotham proceeded to litigate. (A142:8-A144:9). Following the dictate of the Delaware Supreme Court, it first sought access to books and records of the Partnership. See Security First Corp. v. U.S. Die Casting & Dev. Co., Del. Supr., 687 A.2d 563, 567 n. 3 (1997) (encouraging the use of books and records procedures as "information gathering tools" in the derivative context). (Indeed, most of the incriminating details of Defendants' misconduct were not learned until Gotham obtained access to Defendants' files in the books and records action.) Gotham vigorously pursued its claims in the books and records action. Any delay arising from that action is attributable to the Defendants. Gotham properly requested access to books and records; Defendants refused, forcing Gotham to file and prosecute the books and records action, only to have Defendants stipulate to the production of records six months later on the eve of trial.
Defendants have similarly delayed this action.  Defendants met
Gotham's complaint in this action with two motions to dismiss, and refused to commence discovery until the motions were resolved. As soon as the motions were denied - in November 1998 - Gotham pressed for discovery and thereafter sought a prompt trial date. Again, Defendants resisted, forcing an adjournment of the original trial date to January 2001. As the Court is aware, Defendants actively sought to adjourn even that date.
In short, in contrast to Ryan, where plaintiff did nothing to pursue the claim, delay here lies at Defendants' feet. Defendants can hardly invoke that delay as a shield to protect them from rescission. Moreover, during any alleged delay, HGI was continuing to receive its extremely lucrative fees.
So also, in Gaffin v. Teledyne, Inc., Del. Ch., C.A. No. 5786,
Hartnett, V.C., 1990 WL 195914, at *17-18 (Dec. 4, 1990), Plaintiff
failed to raise the issue of rescission until filing their suit three years after the transaction in question. Even then plaintiffs treated rescission as an afterthought, seeking compensatory damages as their primary relief. See id. Gotham has made clear from the outset that the Challenged Transactions should be set aside.
In contrast to Ryan and Gaffin, Gotham asserts derivative claims on behalf of the Partnership. Defendants have cited no case where rescission has been denied in a derivative action solely on grounds of delay. Strassburger, authored by Vice Chancellor Jacobs, who also decided Ryan, did involve derivative claims. Vice Chancellor Jacobs granted partial rescission in that case despite a delay of comparable duration to that here.
If the Court were to conclude that rescission is not available, the Court should exercise its equitable authority to sterilize the voting rights of the Units in HGI's hands and award money damages. Vice Chancellor Jacobs in Strassburger recognized that where control has been transferred via self-dealing transactions but rescission is impractical, some relief beyond damages may be appropriate to neutralize control. There, the Court specifically noted that because only partial rescission could be granted, the Defendants would be left in control of the company and some additional remedy was needed:
To address these problems, and undo the harm caused the minority by the defendants having installed Walden in control to begin with, the remedy must therefore include elements that go beyond a recissionary damages award. A mechanism that will limit Walden's (and the other defendants') ability to exercise their voting control may be needed.
Strassburger, 752 A.2d at 582.
Courts have recognized that neutralization of voting rights is an appropriate remedy within the discretion of the Chancery Court's remedial powers. Heizer Corp. v. Hackbarth Del. Ch. C.A. No. 7949, Berger, V.C. 1988 WL 58272, at *24 (June 6, 1988) (court found that due bill transaction disenfranchised remaining unit holders and ordered that due bills be sterilized stating that "[c]ommon sense suggests that the appropriate relief would be an order sterilizing the vote of the due bill units"); Rovner v. Health-Chem Corp., Del. Ch., C.A. No. 15007, Chandler, V.C. 1996 WL 377027, at *14 (July 3, 1996) ("this Court has abroad power to fashion on equitable remedy' and may sterilize [defendant director's] increased voting power after [defendant corporation] completes the stock repurchase plan"), citing Unitrin, Inc. v. American Gen. Corp., Del. Supr., 651 A.2d 1361, 1390-91 (1995)).
To allow HGI to retain the Units unlawfully acquired without such relief would sanction Defendants' misconduct and would leave the Partnership and its Unitholder's totally at Defendants' mercy.
This Court should also exercise its broad equitable power to remove the General Partner. Defendants have demonstrated through the transactions at issue in this case that they are prepared to abuse the General Partner's power under the Partnership Agreement and manipulate that agreement for their own benefit at the expense of the Partnership. The only real protection for the Partnership and its limited partners against Defendants' continuing misconduct is removal of the General Partner.
The Court should exercise that power here. There is no question that this Court has the authority to remove the General Partner. See, Curley v. Brignoli Curley & Roberts Assoc., 746 F. Supp. 1208 (S.D.N.Y.
1989) (removing general partner who has breached fiduciary duties), aff'd, 915 F.2d 81 (2d Cir. 1990); see also Gans v. MDR Liquidating Corp., Del. Ch., C.A. No. 9630, Hartnett, V.C. 1991 WL 114514 (1991)
(removing trustee on ground of conflict of interest, hostility toward plaintiff and breach of fiduciary duties).

CONCLUSION
Judgment should be entered in favor of Gotham in all respects.
Respectfully submitted,
MORRIS, JAMES, HITCHENS & WILLIAMS LLP
_______________________________________
Edward M. McNally (#614)
222 Delaware Avenue
P.O. Box 2306
Wilmington, Delaware  19899
(302) 888-6800
Attorneys for Plaintiff

OF COUNSEL:

Philip H. Schaeffer
Dwight A. Healy
Karen M. Asner
David G. Hille
1155 Avenue of the Americas
New York, New York  10036
(212) 819-8200

Dated:  March 21, 2001


TABLE OF CONTENTS
 Page
PRELIMINARY STATEMENT 1
STATEMENT OF FACTS 5
I. Introduction 5

 A. Limited Partner Protections Against Self-Interested
Transactions 5

 B. The HGI Defendants And Their Advisers 6

II. By Late 1994, HGI Needed To Solidify Its Control Over The
Partnership 7

 A. The Partnership Was Stable And Poised For Growth 7

 B. By Late 1994 The Commercial Real Estate Market Had Turned
Around 10

 C. The Partnership's Units Were Undervalued In Late 1994 And
Early 1995 11

 D. Defendants Knew The General Partner Was Vulnerable To Removal 12

E. Transactions Were Designed To Solidify HGI's Control Without
Alerting The Market 12

III. The Challenged Transactions Were Carried Out In Bad Faith 16

 A. The Alleged Genesis Of The Challenged Transactions 16

 B. The Challenged Transactions Were Understood As A Single
Transaction 17

 C.  Board Approval Of the Challenged Transactions 18

  1. The October 12, 1994 Meeting 18

  2. The February 27, 1995 Special Meeting 24

  3. The May 26, 1995 Special Meeting 26

 D. Defendants Carefully Predicted And Tracked HGI's Increased
Control 29

E. The Repurchase Program 33
ARGUMENT 35
I. GOTHAM IS ENTITLED TO JUDGMENT ON ITS CLAIMS THAT
THE GENERAL PARTNER VIOLATED ITS DUTIES IMPOSED BY
THE PARTNERSHIP AGREEMENT 35

 A. The General Partner Violated The Fairness
Provisions Of The Partnership Agreement 35

1.  The General Partner Bears the Burden of Showing it
 Complied With Sections 7.05 and 7.10(a) 35

2.  Defendants Violated Section 7.05 36

a. There is no contemporaneous evidence to support a finding of substantial equivalence 36

 b.  Potential investors existed 39

b. An unaffiliated third party would have been willing
To pay more than the trading price for a block of 323,000 units 41

3.  Defendants Violated Section 7.10(a) 47

 a.  There was no independent deliberation  47

 b.  The Board was misled 51

 B. Section 9.01 Does Not Govern The Transactions 60

1.  Section 9.01 Governs Issuances 60

2. These Transactions Were Resales of Units, Not
Issuances of Additional Units 61
a. The Odd-Lot Tender Offer Resale was not
Intended to be an issuance 61

b. The transactions have consistently been Described as a sale or resale not an issuance 66

c. The Odd-Lot Tender Offer Resale was not
Accounted for as an issuance 68

d. The price paid by HGI was not calculated by reference to any date of issuance 70

 C. Even If The Transactions Were Issuances,
The Protections Of Section 7.10(a) Still Apply 71

 D. Whichever Provisions Apply, The General Partner
Breached The Implied Covenant Of Good Faith
And Fair Dealing Of The Partnership Agreement 75

 E. The General Partner Breached Section 7.10(c) Of The
Partnership Agreement By Engaging In Willful Misconduct 76

 F. The HGI Directors Breached Their Fiduciary
Duties To The Partnership And The Limited Partners 79

1. The HGI Directors Owe a Fiduciary Duty to the
Partnership and the Limited Partners 79

2. Messrs. Gumbiner, Guzzetti and Troup Breached
Their Fiduciary Duties to the Partnership and
Limited Partners 82

 G. HGI Is Liable For Breaching Its Fiduciary Duties To The
Partnership And/Or Aiding And Abetting The Directors' Breach 84

 H. HGI And Messrs. Gumbiner, Guzzetti And Troup Aided
And Abetted And/Or Induced The General Partner's Breach
Of The Duties Created By The Partnership Agreement 86

II. GOTHAM IS ENTITLED TO THE EQUITABLE RELIEF IT SEEKS 90
CONCLUSION 100

TABLE OF AUTHORITIES

Cases

Arthur Lipper Corp. v. SEC,
547 F.2d 171 (2d Cir. 1977)

Barkan v. Amsted Indus., Inc.,
Del. Supr., 567 A.2d 1279 (1989)

Blum v. Kauffman,
Del. Supr., 297 A.2d 48 (1972)

Boyer v. Wilmington, Materials, Inc.,
Del. Ch., C.A. No. 12549, Allen, C., 1997 WL 382979 (June 27, 1997)

C.E. Carlson, Inc. v. SEC,
859 F.2d 1429 (10th Cir. 1988)

Cede & Co. v. Technicolor, Inc.,
Del. Supr., 634 A.2d 345(1993)

Chamison v. Healthtrust, Inc.,
   Del. Ch., 735 A.2d 912 (1999)

Chavin v. H.H. Rosin & Co.,
Del. Supr., 246 A.2d 921 (1968)

Cinerama, Inc. v. Technicolor, Inc.,
Del. Ch., 663 A.2d 1134 (1994),
 aff'd, Del. Supr., 663 A.2d 1156 (1995)

Continental Ins. Co. v. Rutledge & Co. Inc.,
Del. Ch., 750 A.2d 1219 (2000)

Craft Builders, Inc. v. Ellis Taylor, Inc.,
Del. Supr., 254 A.2d 233 (1969)

Curley v. Brignoli Curley & Roberts Assoc.,
746 F. Supp. 1208 (S.D.N.Y. 1989),
 aff'd, 915 F.2d 81 (2d Cir. 1990)

Davenport Group, L.P. v. Strategic Investment Partners, Inc.,
Del. Ch., 685 A.2d 715 (1996)

Deutsch v. Cogan,
Del. Ch., C.A. No. 8808, Hartnett, V.C., 1989 WL 34983 (1989)

Dickson-Witmer v. Union Bankers Ins. Co.,
Del. Super., C.A., No. 92C-07-107 (April 27, 1994)

E.I. Du Pont de Nemours & Co. v. Admiral Ins. Co.,
Del. Super., 711 A.2d 45 (1995)

Elliott Assocs., L.P. v. Avatex Corp.,
Del. Supr., 715 A.2d 843 (1998)

Emerald Partners v. Berlin,
Del. Supr., 726 A.2d 1215 (1999)

Emerald Partners v. Berlin,
Del. Ch., C.A. No. 9700, Jacobs, V.C. (February 7. 2001)

Fitzgerald v. Cantor,
Del. Ch., C.A. No. 16297-NC, Steele, V.C., 1999 WL 182573 (Mar. 25, 1999)

Francis v. Midill,
Del. Ch., 141 A. 697 (1928)

Gaffin v. Teledyne, Inc.,
Del. Ch., C.A. No. 5786, Hartnett, V.C., 1990 WL 195914 (Dec. 4, 1990)

Gans v. MDR Liquidating Corp.,
Del. Ch., C.A. No. 9630, Hartnett, 1991 Wl 114514 (1991)

Gilbert v. El Paso Co.,
Del. Ch., 490 A.2d 1050 (1984)

Gotham Partners, L.P. v. Hallwood Realty Partners, L.P.,
Del. Ch., C.A. No. 15754, Strine, V.C. (September 27, 2000) passim

Gotham Partners, L.P. v. Hallwood Realty Partners, L.P.,
Del. Ch., C.A. No. 15754, Strine, V.C. (October 26, 2000)

Grynberg v. Burke,
Del. Ch., C.A. Nos. 5198, 6480, Brown, V.C.,
1981 WL 17034 (Aug. 31, 1981)

Hanson Trust PLC v. MLSCM Acquisition, Inc.,
781 F.2d 264 (2d Cir. 1986)

Hazen v. Miller,
Del. Ch., C.A. No. 1292-S, Jacobs, V.C.,
1991 WL 244240 (Nov. 18, 1991)

Heizer Corp. v. Hackbarth,
Del. Ch. C.A. No. 7949, Berger, V.C. 1988 WL 58272 (June 6, 1988)

Holley v. Jackson,
Del. Ch., 158 A.2d 803 (1959)

Hughes Tool Co. v. Faucett Publications, Inc.,
Del. Supr., 315 A.2d 577 (1974)

IBM v. Levin,
579 F.2d 271 (3rd Cir. 1978)

In re Formica Corp. Shareholders Litig.,
 Del. Ch., C.A. No. 10598, Jacobs, V.C.

In re Integrated Resources, Inc.,
Case No. 90-B-10411(CB) (S.D.N.Y. Oct. 22, 1990)

In re Maxxam, Inc.,
Del. Ch., C.A. Nos. 12111, 12353, Jacobs, V.C.,
1997 WL 187317 (April 4, 1997)

In Re:  ML/EQ Real Estate Partnership Litigation,
Del. Ch., C.A. 15741, Strine V.C. (December 20, 1999)

In Re Tri-Star Pictures Inc. Litigation,
Del. Ch., C.A. No. 9477 Jacobs, V.C. (March 4, 1995)

In re USACafes, L.P. Litigation,
Del. Ch. 600 A.2d 43 (1991) passim

J.A. Jones Construction Company v. City of Dover,
Del. Super., 372 A.2d 540 (1977)

Kahn v. Lynch Comm. Sys., Inc.,
Del. Supr., 638 A.2d 1110 (1994)

Kaiser Aluminum Corp. v. Matheson,
Del. Supr., 681 A.2d 392 (1996)

Katell v. Morgan Stanley Group, Inc.,
Del. Ch., C.A. No. 12343, Chandler, V.C., 1993 WL 205033 (1993)

Linton v. Everett,
Del. Ch., 1997 LEXIS 117 (1997)

McMullin v. Beran,
Del. Supr., No. 611, 1999,
2000 WL 1741717, Nov. 20, 2000

Mills Acquisition Co. v. MacMillan, Inc.,
Del. Supr., 559 A.2d 1261 (1989)

Oberly v. Kirby,
Del. Sup., 592 A.2d 445 (1991)

Penn Mart Realty Co. v. Becker,
Del. Ch., 298 A.2d 349 (1972)

Rag Am. Coal Co. v. AEI Resources,
Del. Ch., C.A. No. 16728, Strine, V.C. (Dec. 7, 1999)

Remenchik v. Whittington,
Tex. Ct. App., 757 S.W. 2d 836 (1988)

RJ Assoc. Inc. v Health Payors' Org., Ltd. L.P.,
Del. Ch., C.A. No. 16873, Steele, V.C., 1999 WL 550350 (July 16, 1999)

Robert H. Bass Group Inc. v. Evans,
Del. Ch., 552 A.2d 1227 (1988)

Rovner v. Health-Chem Corp.,
Del. Ch., C.A. No. 15007, Chandler, V.C., 1996 WL 377027 (July 3, 1996)

Ryan v. Tad's Enterprises, Inc.,
Del. Ch., 709 A.2d 682 (1996) passim

Schnell v. Chris-Craft Ind., Inc.,
Del. Supr., 285 A.2d 437 (1971)

Sealy Mattress Co. v. Sealy, Inc.,
Del. Ch., 532 A.2d 1324 (1987)

Security First Corp. v. U.S. Die Casting & Dev. Co.,
Del. Supr., 687 A.2d 563 (1997)

Shearin v. E.F. Hutton Group Inc.,
Del. Ch., 652 A.2d 578 (1994)

SI Mgmt. L.P. v. Wininiger,
Del. Supr., 707 A.2d 37 (1998)

Smith v. Van Gorkom,
Del. Supr., 488 A.2d 858 (1985)

Sonet v. Timber Co., L.P.,
Del. Ch., 722 A.2d 319(1998)

Stasch v. Underwater Works, Inc.,
Del. Super., 158 A.2d 809 (1960)

Strassburger v. Earley,
Del. Ch., 752 A.2d 557 (2000) passim

Sterling v. Mayflower Hotel Corp.,
Del. Supr., 93 A.2d 107 (1952)

Tobias v. First City National Bank & Trust Co.,
709 F. Supp. 1266 (S.D.N.Y. 1989)

Unitrin, Inc. v. American Gen. Corp.,
Del. Supr., 651 A.2d 1361 (1995)

US Cellular Inv. Co. of Allentown. v. Bell Atl. Mobile Sys., Inc., Del. Ch., C.A. No. 112984, Berger, V.C. (March 11, 1994)
 aff'd, Del. Supr., 677 A.2d 497 (1966)

Walker v. Resource Dev. Co.,
Del. Ch., C.A. No. 1843-S, Lamb, V.C., 2000 WL 1336720 (Aug. 29, 2000)

Wallace v. Wood,
Del. Ch., 752 A.2d 1175 (1999)

Weinberger v. UOP, Inc.,
Del. Supr., 457 A.2d 701 (1983) passim

Williams v. Reed,
3 Mason 405, 418, Fed. Case No. 17,733 (C.C. Me. 1824)

Wilmington Housing Authority v. Williamson,
Del. Supr., 228 A.2d 782 (1967)

Wilmont Homes, Inc. v. Weiler,
Del. Ch., 202 A.2d 576 (1964)


Statutes

DRULPA  17-1101(d) passim

DRULPA  17-1101(c)

DRULPA  17-702(d)

DRULPA  18-1101

8 Del. C.  102(b)(7)

8 Del. C.  151(a)

8 Del. C.  152(b)-(c)

8 Del. C.  153(a)-(b)

8 Del. C.  153(c)

12 Del. C.  3302

15 U.S.C.  78 m (d)(1)(C)


Rules

17 C.F.R.  13d-2(a)

17 C.F.R.  229.13e-4(h)(5)

ABA Model Rules of Professional Conduct R. 1.7 (1987)

ABA Model Rules of Professional Conduct, Proposed Rule 1.7 (2001)

Am. Exch. Rul. 711(a), Am. Stock Exch. Guide  10,198A (CCH) (1998)

Am. Exch. Rul. 712 Am. Stock Exch. Guide  10,198A (CCH) (1998)

Am. Exch. Rul. 713, Am. Stock Exch. Guide (CCH)  10,198B (1998)

Am. Exch. Rul. 1010(a), Am. Stock Exch. Guide (CCH)  10,379A (1998)

Del. R. Evid. 803

Delaware Lawyer's Rules of Professional Conduct, Rule 1.7

Securities Exch. Act. Rel. No. 6922, 56 F.R. 57237

Securities Exch. Act Rel. No. 34-19988, 48 FR 34251 (July 28, 1993)

Securities Exch. Act Rel. No. 34-43069, 17 C.F.R. 241.  43069 (July 24, 2000)

Texas Rules of Professional Condut  1.06 (1990)

Texas Rules of Professional Conduct 1.06 (b)(1)

Texas Rules of Professional Conduct  1.06(b)(2)

Texas Rule of Professional Conduct  1.06(c)(2)


Other Authorities

A. Gilchrist Sparks, III, S. Mark Hurd, Special Committee Directors - When Does the Business Judgment Rule Apply and to What Extent Are Committee Meetings Confidential?, ALI-ABA Course of Study, October 7, 1999

ABA Comm. On Ethics and Prol Responsibility, Formal Op. 372 (1993)

Arthur F. Matthews, Jill D. Whitcomb, Theodore A. Levine, Limitations on Board Reliance Upon Counsel, Auditors, and Advisors, C859 ALI-ABA 823 (1993)

Charles W. Wolfram, Modern Legal Ethics,  7.3.4 (1986)

Donald J. Wolfe, Jr. and Michael A. Pittinger, Corporate and Commercial Practice In the Delaware Court of Chancery 2-3(b)(2)(ii) (1989)

E. Norman Veasey, Counseling Directors on the Duty of Loyalty and the Use of Special Committees, Delaware Lawyer, Fall 1990

F.C. Minter, et al. Handbook of Accounting and Auditing (1997 ed.)

Geoffrey C. Hazard, Jr. & W. William Holes, The Law of Lawyering 11.14 (3d ed. 2001)

Henry G. Henn, Laws of Corporations, 158

Lawrence A. Hamermesh, Reliance on the Advice of Counsel as a Defense in Actions Against Corporate Officers and Directors, 525 PLI/Corp 861 (1986)

Martin I. Lubaroff and Paul M. Altman on Delaware Limited Partnerships 11:2.11 (1995) & Supp. 2001)

Reliance on Advice of Counsel,
70 Yale Law Journal, 978 (1961)

Restatement (Second) of Torts  771(c) (1979)

Restatement (Second) of Torts  767 (1979)

Restatement (Third) of the Law Governing Lawyers 122 (2000)

Restatement (Third) of the Law Governing Lawyers  130 (2000)

Richard Jennings et al., Securities Regulation (8th ed. 1998)